Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUNSHINE ULTIMATE PARENT LLC,

SUNSHINE HOLDING REIT LLC,

AND

SILA REALTY TRUST, INC.

DATED AS OF APRIL 19, 2026

EXHIBITS

Exhibit A – Form of Company Tax Representation Letter
Exhibit B – Form of Company REIT Qualification Opinion

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2026 (this “Agreement”), is by and among Sila Realty Trust, Inc., a Maryland corporation (the “Company”), Sunshine Ultimate Parent LLC, a Delaware limited liability company (“Parent”), and Sunshine Holding REIT LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”).  Each of Parent, Merger Sub and the Company is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which the Company will merge with and into Merger Sub (such merger transaction, the “Merger”), with Merger Sub being the surviving entity (the “Surviving Entity”) in the Merger, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), and pursuant to which each outstanding share of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Per Share Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, (c) authorized the execution, delivery and performance of this Agreement, (d) directed that the Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the holders of the Company Common Stock, and (e) resolved to recommend that the holders of the Company Common Stock vote in favor of approval of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the requisite members of Parent (the “Parent Members”) have (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its members, and (b) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement on substantially the terms and subject to the conditions set forth herein;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken, or caused to be taken, all actions required for the execution of this Agreement by Merger Sub to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution hereof, as a condition of and inducement for the Company to enter into this Agreement, certain Affiliates of Parent have executed and delivered to the Company a limited guarantee (the “Guarantee,” and such Affiliates of Parent that are party thereto, the “Guarantors”) pursuant to which the Guarantors are guaranteeing certain obligations of the Parent Parties under this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1          Definitions

(a)          For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, inquiry, investigation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, that, other than the Guarantors and their respective direct or indirect Subsidiaries involved in the Merger and the other transactions contemplated by this Agreement (including Parent and Merger Sub), none of the Affiliates of any Guarantor shall be deemed to be “Affiliates” of Parent or Merger Sub (or, following the Closing, the Surviving Entity or any of its Subsidiaries).

“Book-Entry Share” means a book-entry share registered in the transfer books of the Company.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Certificate” means any certificate evidencing the Company Common Stock.

“Change of Control Amendment” means an amendment to the Company Credit Facilities in form and substance reasonably acceptable to Parent that (A) expressly permits the consummation of the Merger and the other transactions contemplated by this Agreement, including the change of control of the Company resulting therefrom, without giving rise to any default, event of default or termination event under the Company Credit Facilities, (B) makes other modifications agreed to by Parent and the lenders party to the Company Credit Facilities and (C) remains in full force and effect immediately following the Effective Time; provided, that the Change of Control Amendment may be effective as of, or conditioned solely upon, the occurrence of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Budget” means the 2026 budget of the Company, a correct and complete copy of which has been made available to Parent prior to the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and in effect on the date of this Agreement.

“Company Charter” means the Third Articles of Amendment and Restatement of the Company filed with the Maryland SDAT on August 15, 2022, as amended, supplemented and in effect on the date of this Agreement.

“Company Credit Facilities” means (i) that certain Credit Agreement dated as of February 18, 2025 by and among SILA Realty Trust, Inc., as the borrower, Bank of America, N.A., as administrative agent and the other parties party thereto, (ii) that certain Amended and Restated Term Loan Agreement dated as of March 20, 2024 by and among SILA Realty Trust, Inc., as borrower, Truist Bank, as administrative agent and the other parties party thereto and (iii) that certain Term Loan Agreement dated as of May 17, 2022 by and among SILA Realty Trust, Inc., as borrower, Truist Bank, as administrative agent and the other parties party thereto, in each case, as amended or modified from time to time.

“Company Deferred Stock Unit” means a deferred stock unit with respect to a share of Company Common Stock, whether granted under a Company Equity Incentive Plan (including any dividend equivalent units credited with respect thereto).

“Company Deferred Stock Unit Award” means any award of Company Deferred Stock Units granted under a Company Equity Incentive Plan.

“Company Employment Agreement” means each written agreement, including offer letters, of the Company or any Company Subsidiary with any individual who is rendering or has rendered services thereto as an employee or officer of the Company or any Company Subsidiary, pursuant to which the Company or any Company Subsidiary has any actual or contingent liability or obligation to provide compensation or benefits in consideration for past, present or future services, including without limitation, any and all agreements entered into with the individuals listed on Schedule 1.1(c), and each of the Company agreements that provide change in control payments to an employee or officer of the Company, in each case, that are in effect as of the date hereof and have been made available to Parent or filed with the SEC.

“Company Equity Award” means any award of Company Deferred Stock Units or Company Restricted Stock, as applicable.

“Company Equity Incentive Plan” means the Company Amended and Restated 2014 Restricted Share Plan (as amended and restated effective as of April 2, 2025).

“Company Entity” means, individually, the Company or any Company Subsidiary.

“Company Ground Leases” means each ground lease or ground sublease in effect as of the date of this Agreement to which the Company or the Company Subsidiaries are parties as lessees or sublessees with respect to the use or occupancy of any Company Property (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or Company Subsidiaries.

“Company Leases” means each lease (including ground leases) or sublease in effect as of the date of this Agreement to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to the use or occupancy by any third-party of any Company Property (or portion thereof) (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Material Adverse Effect” means any event, circumstance, change, effect, development or occurrence (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to (i) be material and adverse to the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date; provided, that solely for purposes of the foregoing clause (i), in determining whether there is, or would reasonably be expected to be, a “Company Material Adverse Effect,” such determination shall not include any Effect to the extent arising out of or resulting from (A) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure of the Company to meet any internal or publicly announced projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any Effect giving rise to such decline, change or failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (B) any Effect that affect the real estate industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war (whether or not declared), civil disobedience, sabotage, military or para-military actions or armed hostilities or the occurrence of acts of terrorism or sabotage (including cyberattacks), (F) the negotiation, execution, delivery, performance or consummation of this Agreement, or the public announcement or anticipation of the Merger or the other transactions contemplated hereby, (G) any impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors (including stockholders and unitholders), or venture partners or employees arising out of or relating to the announcement of this Agreement and the transactions contemplated hereby, (H) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of Parent or the failure to take any action at the written request of Parent or expressly prohibited by this Agreement (other than Section 6.1) (provided, that the foregoing clauses (F) and (G) and this clause (H) do not apply in the context of any representation or warranty of the Company which is intended to address the consequences of the execution and delivery of this Agreement or the consummation of the Transaction, including for purposes of determining whether the condition set forth in Section 8.2(c) has been satisfied (to the extent such condition relates to any such representation and warranty)), (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any national, international or regional calamity or outbreak of epidemic, pandemic, disease or other public health event or any restrictions to the extent relating to, or arising out of, any such outbreak of epidemic, pandemic or other public health event or any material worsening of any of the foregoing, (J) changes in Law or GAAP (or the interpretation or enforcement thereof), or (K) any Action including any derivative claims arising out of or relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and made or initiated by any holder of Company Common Stock or any holder of shares, capital stock, units or other equity interest in any Company Subsidiary, which in the case of each of foregoing clauses (B), (C), (D), (E), (I) and (J) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated Persons in the industry in which the Company Entities operate in the United States, in which case, the disproportionate adverse effect may be taken into account (and only to the extent thereof) in determining whether there has been a Company Material Adverse Effect.

“Company Permitted Liens” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable, or the amount of which is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) statutory mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s, cashier’s, landlord’s, worker’s, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business (A) for amounts not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company financial statements in accordance with GAAP or (B) in connection with construction in progress for amounts not yet due and payable; (iii) Liens that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.1; (iv) (A) rights of tenants under Company Leases, as tenants only together with any rights of first refusal, rights of first option or other offer to purchase any Company Properties (or any portions thereof) in favor of any such tenants set forth or referenced in any Company Leases, and (B) other than as set forth in the Material Company Leases in existence on the date hereof, rights of other parties in possession, without any right of first refusal, right of first offer or other option to purchase any Company Properties (or any portion thereof); (v) Liens, rights or obligations created by or resulting from the acts or omission of any of the Parent Parties or any of their respective Affiliates and their respective investors, lenders, employees, officers, directors, members, stockholders, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing; (vi) any Lien that is a zoning regulation, utility easement, building code, entitlement or other land use or environmental regulation by any Governmental Authority which does not materially impair the current use or occupancy of the applicable Company Properties; (vii) Lien that is securing liabilities reflected or reserved against in the most recent consolidated balance sheet of the Company or any Company Subsidiaries prepared in accordance with GAAP to the extent so reflected or reserved; (viii) Liens that are (A) recorded in a public record or (B) disclosed on existing title policies or surveys made available to Parent prior to the date of this Agreement (including any survey exception, utility easement and right way or right of use) that do not materially impair the current use or occupancy of the applicable Company Properties or materially adversely affect the value or marketability of the Company Property affected thereby; (ix) restrictions on sales or transfer of Company Properties under applicable Law; (x) Lien that is a limitation, title defect, covenant, restriction or reservation of interests in title that does not and would not reasonably be expected to, interfere materially with the current use or occupancy of the property affected thereby (assuming its continued use or occupancy in the manner in which it is currently used or occupied) or materially adversely affect the value or marketability of such property; (xi) Liens set forth on Schedule 1.1(d); and (xii) the terms of any Company Ground Leases.

“Company Properties” means each real property owned, leased (including ground leased) as a lessee, sublessee or in a similar capacity by the Company or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Restricted Stock” means a restricted share of Company Common Stock granted pursuant to an award under a Company Equity Incentive Plan (including any dividend shares issued or credited with respect thereto).

“Company Stockholder Meeting” means the meeting of the holders of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) the Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) the Company or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Company Subsidiary” is a general partner, manager, managing member, operating member, director or the equivalent, or (iii) the Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, indenture, option, warrant, warranty, purchase order, license, sublicense, insurance policy or legally-binding commitment or undertaking of any nature (whether written or oral).

“Data Protection Requirements” means all (i) applicable Laws (including any applicable Laws of jurisdictions where personal information is collected), and any other Laws applicable to the collection, storage or processing of Personal Data, including state data protection Laws, state and federal consumer protection Laws, state data breach notification Laws and applicable Laws governing telephonic and electronic marketing, (ii) binding industry standards applicable to the industry in which the Company or Company Subsidiaries operate, (iii) Contracts to which the Company is bound which impose obligations on the processing of Personal Data by the Company, and (iv) the Company’s published, public policies to the extent relating to the privacy, data protection, security breach notification requirements, or the collection, use, storage and disposal of Personal Data collected, used or held for use by the Company or Company Subsidiaries in the conduct of their business.

“Debt Financing Deliverables” means executed payoff letters (“Payoff Letters”) with respect to the Company Credit Facilities, which Payoff Letters are in form and substance reasonably acceptable to Parent and authorize, upon repayment of the amounts set forth in such Payoff Letters, the termination of guarantees provided in respect of the Company Credit Facilities, in each case, in form and substance reasonably satisfactory to the Parent Parties and each executed by or on behalf of the holders of such Company Credit Facilities.

“Debt Financing Sources” means the Persons that provide or arrange all or any part of the Debt Financing (but excluding, for the avoidance of doubt, the Parent Parties).

“Environmental Law” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to exposure to Hazardous Substances or environmental impacts), including Laws relating to the generation, use, handling, transportation, treatment, storage, disposal, release or discharge of, or exposure to, Hazardous Substances.

“Environmental Permit” means any permit, approval, license, certificate, registration or other authorization required or issued under any Environmental Law.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Funding Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts, consultants and other advisors to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC, NYSE and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Paying Agent, any other filings with the SEC and NYSE and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Financing Conditions” means with respect to the Equity Financing, the conditions precedent set forth in the Equity Funding Letter.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitrator or similar entity.

“Hazardous Substances” means any (i) “hazardous substance” as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act, any “hazardous waste” as that term is defined under the Resource Conservation and Recovery Act, (ii) any other material, substance, chemical, contaminant, pollutant or waste regulated by, or for which liability or standards of conduct may be imposed, under any Environmental Law, and (iii) petroleum and petroleum products or byproducts, including crude oil and any fractions thereof, polychlorinated biphenyls, asbestos or asbestos-containing materials, lead, per- and polyfluoroalkyl substances, toxic mold, radiation, radioactive materials and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, bonds, debentures, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of surety, bonds, bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing; provided, that for purposes of clarity, “Indebtedness” shall not include (A) trade debt or payables constituting current liabilities in the ordinary course of business, (B) any liability for Taxes and (C) any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.  For purposes of the foregoing clauses (i) and (vi) of this definition of “Indebtedness”, such obligations shall be valued at the termination value thereof.

“Intellectual Property” means all intellectual property and proprietary rights of any kind, including United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, social media accounts and handles, and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights, works of authorship and copyrightable works, (iv) trade secrets, know-how and methodologies, and data and compilations of data (v) all rights in the foregoing and in other similar intangible assets and (vi) all applications and registrations for the foregoing.

“Intervening Event” means any Effect that was neither known to the Company Board, nor reasonably foreseeable to the Company Board, as of or prior to the date of this Agreement (and which does not relate to an Acquisition Proposal), which Effect becomes known to the Company Board before the Company Stockholder Approval is obtained; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Acquisition Proposal or any Inquiry that would reasonably be expected to lead to an Acquisition Proposal; (ii) any Effect resulting from a material breach of this Agreement by the Company; or (iii) any (x) change after the date of this Agreement in the market price or trading volume of the Company Common Stock or (y) the fact, in and of itself, that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (iii) in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clause (i) of this definition).

“IT Systems” means the software, computers, workstations, servers, routers, hubs, switches, and all other information technology equipment, hardware or systems used for or relating to the transmission, storage, processing or analysis of data and information, that are owned, leased, or used by the Company or any of the Company Subsidiaries.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means, with respect to the Company, the actual knowledge of the Persons set forth on Schedule 1.1(a) after reasonable inquiry of such individual’s direct reports regarding the matter at issue, and with respect to Parent, the actual knowledge of the Persons set forth on Schedule 1.1(b) after reasonable inquiry of such individual’s direct reports regarding the matter at issue.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), statutes, codes, ordinances, rules, regulations, acts, and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Maryland SDAT” means the State Department of Assessments and Taxation of the State of Maryland.

“Merger Consideration” means the aggregate consideration that all holders of the Company Common Stock and shares of Company Restricted Stock are entitled to receive as determined pursuant to Section 3.1.

“Nondisclosure Agreement” means the Nondisclosure Agreement, dated as of February 6, 2026, between an affiliate of Parent and the Company.

“Order” means a judgment, writ, order, injunction, award, stipulation, directive, determination or decree of any Governmental Authority.

“Organizational Documents” means, (i) with respect to the Company, the Company Charter and the Company Bylaws and (ii) with respect to any Company Subsidiary, any similar organizational documents or agreements, in each case, that have been made available to Parent.

“Parent Material Adverse Effect” means any Effect that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement prior to the Outside Date.

“Parent Parties” means, collectively, Parent and Merger Sub.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Parent or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, director or the equivalent or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, real estate investment trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Data” means all information (i) relating to, describing, reasonably capable of being associated with or that could be reasonably linked to an individual or household or (ii) that is defined as “personal information,” “sensitive personal information,” “personally identifiable information,” “personal data” or any similar terms Law.

“Property Permit” means any certificate, variance, permit, approval, license or other authorization required from any Governmental Authority having jurisdiction over the applicable Company Property.

“Proxy Statement” means a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting, together with any amendments or supplements thereto.

“Representative” means, with respect to any Person, one or more of such Person’s directors, trustees, members, managers, partners, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Award Payments” means the Restricted Stock Merger Consideration, the Deferred Stock Merger Consideration and the Accrued Dividends.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) a Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) any Person that is a Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Subsidiary” is a general partner, manager, managing member, operating member, trustee, director or the equivalent or (iii) a Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Tax” or “Taxes” means any federal, state, local and non-U.S. income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges in the nature of a tax, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to, any Governmental Authority.

“Tax Protection Agreements” means any Contract or arrangement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of equity of a Company Subsidiary relating to Taxes may arise and give rise to an indemnity obligation by the Company or any Company Subsidiary, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of equity of a Company Subsidiary, the Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt or continue a particular debt or allow a partner or member to guarantee any debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) only dispose of assets in a particular manner, (F) use (or refrain from using) a specific method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties, or (G) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tenant Improvement(s)” means the construction, improvement or alteration of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the Company Properties.

(b)          The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Acceptable Confidentiality Agreement	Section 7.3(b)(i)
Accrued Dividends	Section 3.2(c)
Acquisition Proposal	Section 7.3(h)(i)
Adverse Recommendation Change	Section 7.3(d)(i)
Agreement	Preamble
Alternate Financing	Section 7.17(d)
Alternative Acquisition Agreement	Section 7.3(a)
Articles of Merger	Section 2.3
Chosen Courts	Section 10.9
Claim	Section 7.5(a)
Claim Expenses	Section 7.5(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.13(a)
Company Board	Recitals
Company Board Recommendation	Section 4.4(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article 4
Company Employee	Section 7.15(b)
Company Insurance Policies	Section 4.21
Company Material Contract	Section 4.19(b)
Company Parties	Section 9.3(b)
Company Permits	Section 4.6(a)
Company Preferred Stock	Section 4.3(a)
Company SEC Documents	Section 4.7(a)
Company Stockholder Approval	Section 4.23
Company Terminating Breach	Section 9.1(c)(i)
Company Termination Fee	Section 9.3(b)
Company Third Party	Section 4.18(g)
Company Title Insurance Policy(ies)	Section 4.18(h)
Debt Commitment Letter	Section 5.7(b)
Debt Financing	Section 5.7(b)
Effective Time	Section 2.3
Employer Contributions	Section 7.15(b)
Enforcement Expenses	Section 9.3(d)
Existing Policies	Section 7.5(c)
Financing Agreements	Section 7.17(a)
Financing Commitments	Section 5.7(b)
Financing Lenders	Section 5.7(b)
Financing Notice Event	Section 7.17(d)

Defined Terms	Location of Definition
Financing Sources	Section 5.7(b)
Financings	Section 5.7(b)
Indemnified Parties	Section 7.5(a)
Inquiry	Section 7.3(a)
Interim Period	Section 6.1(a)
Letter of Transmittal	Section 3.4(e)
Material Company Leases	Section 4.18(f)
Merger	Recitals
Merger Sub	Preamble
MGCL	Recitals
New Commitment Letter	Section 7.17(d)
New Plans	Section 7.15(c)
Notice of Change Period	Section 7.3(e)
Notice of Change of Recommendation	Section 7.3(e)
NYSE	Section 4.5(b)
Outside Date	Section 9.1(b)(i)
Outside Limited Partners	Recitals
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Letter	Article 5
Parent Terminating Breach	Section 9.1(d)
Party(ies)	Preamble
Paying Agent	Section 3.4(a)
Paying Agent Agreement	Section 3.4(b)
Payment Fund	Section 3.4(c)
Per Share Merger Consideration	Section 3.1(a)(ii)
Qualified REIT Subsidiary	Section 4.12(d)
REIT	Section 4.12(b)
Special Pre-Closing Dividend	Section 7.10
Superior Proposal	Section 7.3(h)(ii)
Surviving Entity	Recitals
SOX Act	Section 4.7(b)
Takeover Statutes	Section 4.26
Taxable REIT Subsidiary	Section 4.12(d)
Transfer Taxes	Section 7.16
willful and material breach	Section 9.2

Section 1.2          Interpretation and Rules of Construction.

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)        when a reference is made in this Agreement to an Article, Section, or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated;

(b)          the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)         whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e)         the phrases “transactions contemplated by this Agreement,” “transactions contemplated hereby” and words or phrases of similar import, when used in this Agreement, refer to the Merger and the other transactions contemplated by this Agreement;

(f)        when a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (i) posted by the Company or any of its Representatives in the Company’s electronic data rooms hosted by Venue titled “Project Sunshine – Round 1” and “Project Sunshine – Round 2” or (ii) filed or furnished by the Company with, and available through the SEC’s Electronic Data Gathering and Retrieval System, in each case at least one (1) Business Day prior to the execution and delivery of this Agreement;

(g)          the word “extent” in the phrase, “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(h)        any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws;

(i)          any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein;

(j)         except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(k)        where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is obligated to do so under this Agreement;

(l)          any period of time hereunder ending on a day that is not a Business Day shall be extended to the next succeeding Business Day;

(m)        all terms defined in this Agreement have the defined meanings when used in any certificate, instrument or other document made or delivered pursuant hereto, unless otherwise defined therein;

(n)         the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term;

(o)         references to a Person are also to its successors and permitted assigns; and

(p)          all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated.

ARTICLE 2
THE MERGER

Section 2.1          The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Sunshine Holding REIT LLC” (or such other name that Parent selects) as the Surviving Entity.  The Merger shall have the effects provided in this Agreement and as specified in the MGCL and DLLCA.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.2         Closing. Unless this Agreement shall have been terminated in accordance with Article 9 hereof, the closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures by electronic means, on a date and at a time to be mutually agreed upon by the Parties, but in no event later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), unless such date is extended by mutual written agreement of the Parties (the actual date of Closing being referred to herein, the “Closing Date”).

Section 2.3         Effective Time.  Prior to the Closing, the Company, Parent and Merger Sub shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the Maryland SDAT as provided under the MGCL and Delaware Secretary of State under the DLLCA and (ii) make any other filings, recordings or publications required to be made by the Company, Parent or Merger Sub under the MGCL and DLLCA in connection with the Merger.  The Merger shall become effective upon the later of such time as the Articles of Merger have been accepted for record by the Maryland SDAT, or such later time which the Parties shall have agreed upon and designated in the Articles of Merger in accordance with the MGCL and DLLCA as the effective time of the Merger (the “Effective Time”).

Section 2.4          Governing Documents.  Subject to Section 7.5(b), at the Effective Time and by virtue of the Merger, the charter and bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws.

Section 2.5        Directors and Officers of the Surviving Entity.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity immediately after the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately after the Effective Time, each to serve until such time as his or her resignation or removal or such time as his or her successor shall be duly elected and qualified, in each case in accordance with the charter and bylaws of the Surviving Entity.

ARTICLE 3
EFFECTS OF THE MERGER

Section 3.1          Effects on Company Common Stock.

(a)         At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(i)       each share of Company Common Stock then held by Parent, any wholly owned subsidiary of Parent or any wholly owned Company Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

(ii)      except as provided in Section 3.1(a)(i), each share of Company Common Stock then outstanding shall be cancelled and retired and automatically converted into the right to receive (in the case of any Certificate, if any, upon the proper surrender of such Certificate) an amount in cash equal to $30.38 (the “Per Share Merger Consideration”).  The Per Share Merger Consideration shall be subject to adjustments as contemplated by Section 3.3; and

(iii)     each unit of limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall remain outstanding as limited liability company interests of the Surviving Entity and such units of limited liability company interests shall be owned by Parent.

(b)        From and after the Effective Time, the share transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time.  From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement.  On or after the Effective Time, any Certificates or Book-Entry Shares of the Company presented to the Paying Agent, the Surviving Entity or the transfer agent by a Person who held shares of Company Common Stock immediately prior to the Effective Time shall be exchanged for the Per Share Merger Consideration with respect to each share of Company Common Stock formerly represented thereby.

Section 3.2          Effect on Company Equity Awards

All of the provisions of this Section 3.2 shall be effectuated without any action on the part of the holder of any Company Equity Award:

(a)        Immediately prior to the Effective Time, all shares of Company Restricted Stock that are issued and outstanding immediately prior to the Effective Time (whether or not then vested) shall (i) automatically become fully vested and all restrictions with respect thereto shall lapse as of immediately prior to the Effective Time and (ii) as of the Effective Time shall be considered (to the extent that such share of Company Restricted Stock are not otherwise considered to be outstanding) an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive an amount per share of Company Restricted Stock equal to the Per Share Merger Consideration (subject to any applicable withholding or other Taxes, or other amounts required by applicable Law to be withheld) (the “Restricted Stock Merger Consideration”).  As of the Effective Time, each holder of the Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Merger Consideration for each share of Company Restricted Stock, and the certificates evidencing the Company Restricted Stock (if any) so surrendered shall be forthwith cancelled and have no further force or effect.

(b)         Immediately prior to the Effective Time, all Company Deferred Stock Units that are outstanding and unvested immediately prior to the Effective Time, shall (i) vest at the greater of (A) the target number of Company Common Stock subject to each such Company Deferred Stock Unit and (B) the number of Company Common Stock earned based on the actual achievement of the applicable performance goals as of the Effective Time (or such other time as set forth in Section 3.2(b) of the Disclosure Schedules) (as determined by the Company Board in its reasonable discretion) in connection with the Merger and (ii) as of the Effective Time, be canceled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Law to be withheld) an amount in cash equal to the product of (A) the Per Share Merger Consideration, multiplied by (B) the total number of vested shares of Company Common Stock subject to such Company Deferred Stock Unit as determined in accordance with the immediately preceding clause (i), rounded up to the nearest whole cent (the “Deferred Stock Merger Consideration”).  As of the Effective Time, each holder of a Company Deferred Stock Unit Award shall cease to have any rights with respect thereto, except the right to receive the Deferred Stock Merger Consideration described in this Section 3.2(b).

(c)         As of the Effective Time, each holder of a Company Equity Award that becomes fully vested in accordance with this Section 3.2 shall be entitled to receive a cash lump sum payment equal to the sum of any accrued but unpaid cash dividends or dividend equivalent rights and other distributions from the applicable date of grant of such Company Equity Award (which, for the avoidance of doubt, for any Company Equity Award issued immediately prior to the Effective Time, shall mean the date of the applicable award) to immediately prior to the Effective Time with respect to the total number of Company Equity Awards that become fully vested or are deemed earned as set forth in this Section 3.2 as of immediately prior to the Effective Time (but which have not yet been distributed to the holder), which dividends, dividend equivalent rights, or distributions shall, to the extent not vested, automatically become fully vested in accordance with the terms governing such Company Equity Award (“Accrued Dividends”).

(d)        At or immediately after the Effective Time, Parent shall cause to be deposited with the Surviving Entity the aggregate Share Award Payments described in this Section 3.2 for the benefit of the former holders of the Company Equity Awards.  Promptly after the Effective Time (but in any event within five (5) Business Days after the Effective Time), the Surviving Entity shall pay without interest via standard payroll (other than with respect to former holders for which the Surviving Entity has no Tax withholding obligations or is otherwise not liable to account for Tax) to each of the former holders of the Company Equity Awards, as applicable, the amount of the Share Award Payments payable to such holder pursuant to this Section 3.2. To the extent that any payments due under this Section 3.2 cannot be paid at the time specified in this Section 3.2 without causing the imposition of additional Taxes and penalties under Section 409A of the Code, such payments shall instead be paid at the earliest time after the Effective Time that would not result in the imposition of such Taxes and penalties.

(e)          Prior to the Effective Time, the Company, the Company Board and Parent, as applicable, shall take all actions necessary to effectuate the provisions of this Section 3.2.

Section 3.3          Adjustment to the Merger Consideration.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company occurs as a result of any merger, business combination, reclassification, recapitalization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, the Per Share Merger Consideration and the Share Award Payments will be equitably adjusted following consultation with Parent, without duplication, to reflect such change, except that nothing in this Section 3.3 will be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.4          Payment Fund; Paying Agent.

(a)         Prior to the mailing of the Proxy Statement, Parent will designate a bank or trust company reasonably acceptable to the Company to act as a paying agent in the Merger (the “Paying Agent”), and the Paying Agent will administer the payments of Merger Consideration described in Section 3.1 (with the Surviving Entity administering the payments of Share Award Payments pursuant to Section 3.2).

(b)         Not less than five (5) Business Days prior to the Effective Time, Parent will enter into an exchange and paying agent and nominee agreement with the Paying Agent, in a form reasonably acceptable to the Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.4.

(c)         At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash amount deposited with the Paying Agent, the “Payment Fund”), in each case, for the sole benefit of the holders of the Company Common Stock; provided, that the aggregate Share Award Payments shall be deposited by Parent with the Surviving Entity in accordance with Section 3.2(d) and not this Section 3.4(c).  Parent and the Surviving Entity shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Payment Fund in accordance with this Agreement (it being understood that the aggregate Share Award Payments shall instead be paid by the Surviving Entity in accordance with Section 3.2(d)).  The Payment Fund shall not be used for any other purpose.

(d)        The Payment Fund shall be invested by the Paying Agent as directed by Parent, on behalf of the Surviving Entity; provided, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in investment-grade commercial paper obligations, and that no such investment or loss thereon will affect the amounts payable to holders of the Company Common Stock pursuant to this Article 3.  Interest and other income on the Payment Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity.  No investment of the Payment Fund shall relieve Parent, the Surviving Entity or the Paying Agent from making the payments required by this Article 3, and following any losses from any such investment, Parent and the Surviving Entity shall promptly provide additional funds to the Paying Agent to the extent necessary to satisfy the Surviving Entity’s obligations hereunder for the benefit of the holders of the Company Common Stock, which additional funds will be deemed to be part of the Payment Fund.

(e)        Promptly after the Effective Time (but in any event within three (3) Business Days after the Effective Time), Parent and the Surviving Entity shall cause the Paying Agent to mail (and to make available for collection by hand) to each Person who was the holder of record of a Certificate immediately prior to the Effective Time, if any: (i) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Parent and the Surviving Entity and reasonably acceptable to the Company (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates, if any, shall pass, only upon proper delivery of the Certificates, if any (or affidavits of loss in lieu thereof in accordance with Section 3.5), to the Paying Agent), and (ii) instructions for use in effecting the surrender of the Certificates, if any, in exchange for the Per Share Merger Consideration into which each share of the Company Common Stock formerly represented by such Certificate shall have been converted pursuant to Section 3.1 of this Agreement.

(f)          Upon surrender of a Certificate, if any (or affidavit of loss in lieu thereof in accordance with Section 3.5), to the Paying Agent together with a properly completed and validly executed Letter of Transmittal and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each share of the Company Common Stock formerly represented by such Certificate, by mail or by wire transfer, for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article 3.  After the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.5), the Certificate so surrendered shall be forthwith cancelled, and promptly after such surrender or transfer, Parent and the Surviving Entity shall cause the Paying Agent to pay to such former holder the Per Share Merger Consideration for each share of the Company Common Stock formerly represented by such Certificate, and such surrendered Certificate shall have no further force or effect.  Until surrendered or transferred as contemplated by this Section 3.4, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Per Share Merger Consideration for each share of the Company Common Stock formerly represented by such Certificate as contemplated by this Article 3.  No interest shall be paid or accrued for the benefit of holders of the Certificates, if any, on the Per Share Merger Consideration payable upon the surrender of such Certificates.

(g)         Any holder of Book-Entry Shares shall not be required to deliver a Letter of Transmittal or other evidence to the Paying Agent to receive the Per Share Merger Consideration or other amounts pursuant to the provisions of this Article 3.  Promptly after the Effective Time (but in any event within five (5) Business Days after the Effective Time), Parent and the Surviving Entity shall cause the Paying Agent to pay, by mail or by wire transfer, to each holder of Book-Entry Shares as of immediately prior to the Effective Time the Per Share Merger Consideration for each share of Company Common Stock formerly represented by such Book-Entry Shares, automatically without any action on the part of such holder or delivery of any certificate, Letter of Transmittal or other evidence to the Paying Agent, and upon payment thereof such Book-Entry Shares shall be forthwith cancelled and have no further force or effect.

(h)         Any portion of the Payment Fund that remains undistributed to the former holders of the Company Common Stock for twelve (12) months after the Closing Date shall be delivered to the Surviving Entity upon demand, and any former holders of the Company Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Entity (and only as general creditors thereof) for payment of the Per Share Merger Consideration for each share of the Company Common Stock.

(i)          None of Parent, the Company, the Surviving Entity, the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Merger Consideration if the Payment Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of Certificates immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.5         Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the portion of the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.6        Dissenters Rights.  No dissenters’ or appraisal rights, or rights of objecting stockholders, shall be available with respect to the Merger or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq.  of the MGCL.

Section 3.7         Withholding of Tax.  Each of Parent, the Surviving Entity, any Affiliate thereof or the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amount as Parent, the Surviving Entity, any Affiliate thereof or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Entity, any Affiliate thereof or the Paying Agent and withheld amounts are paid over to the applicable Governmental Authority in accordance with applicable Law, then for all purposes of this Agreement such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.8         Tax Consequences.  The Parties intend that for U.S. federal, and applicable state, income tax purposes the Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub (or, if Merger Sub is a disregarded entity for U.S. federal income tax purposes, to the regarded owner of Merger Sub) in exchange for the applicable Merger Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by a distribution of such Merger Consideration to the shareholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes.  The Parties agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter prepared by the Company and delivered by the Company to Parent prior to the execution and delivery of this Agreement, including the documents attached to such disclosure letter (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other sections or subsections be cross-referenced); provided, that the Company Disclosure Letter shall not be construed as constituting separate representations, warranties, covenants or agreements of the Company made herein or any Company Subsidiary or broadening the scope of any representation, warranty, covenant or agreement of the Company made herein or any Company Subsidiary, and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material for purposes of this Agreement or otherwise, (ii) such item or other matter is required to be referred to in the Company Disclosure Letter as an exception to a representation or warranty herein or (iii) any breach or violation of applicable Laws or any Contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in the Company SEC Documents publicly available or filed with the SEC on or after January 1, 2023 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures (other than factual statements) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters (other than factual statements) included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 4), the Company hereby represents and warrants to each of the Parent Parties that:

Section 4.1          Organization and Qualification; Subsidiaries.

(a)         The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.  The Company has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary (with respect to jurisdictions that recognize such concept), except for such failures to be so qualified, licensed or in good standing that individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Each Company Subsidiary is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority is not, individually or in the aggregate, be material to such Company Subsidiary.  Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)         Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the classification for U.S. federal income Tax purposes of each Company Subsidiary (including a list of each Company Subsidiary that is a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each, a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”)).

(d)         Neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and money-market accounts that may investment in short-term investment securities).

Section 4.2      Organizational Documents.  The Company has made available to Parent complete and correct copies of the Company Charter and the Company Bylaws in effect as of the date of this Agreement and together with all amendments thereto.  The Company has made available to Parent copies of the Organizational Documents of each significant Company Subsidiary (as defined in Rule 12b-2 of the Exchange Act) as in effect on the date of this Agreement.  The Organizational Documents of each Company Entity described in the preceding sentences are in full force and effect, except with respect to the Company Subsidiaries, as would not have a Company Material Adverse Effect.

Section 4.3          Capital Structure.

(a)         The authorized capital stock of the Company consists of 510,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”).  At the close of business on April 17, 2026, (i) 55,241,098 shares of Company Common Stock (including 286,751 shares of Company Restricted Stock) were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 198,549 shares of Company Common Stock were subject to issuance upon settlement and vesting of Company Deferred Stock Units (assuming target levels of performance are achieved), and (iv) 1,516,640  shares of Company Common Stock were reserved for issuance of future awards under the Company Equity Incentive Plan. From such date through the date of this Agreement, the Company has not issued any shares of Company Common Stock or other equity interests of the Company or established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of Company Common Stock or other equity interests of the Company, except for the issuance of shares of Company Common Stock upon settlement of Company Equity Awards outstanding on such date in accordance with the terms thereof. No Company Subsidiary owns any shares of Company Common Stock.

(b)          (i) All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and were issued in accordance with the Organizational Documents of the Company, were issued in all material respects in compliance with applicable Law  and were not issued in violation of any preemptive rights, rights of first refusal or similar rights, (ii) no class of capital stock is entitled to preemptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights; (iii) all shares of Company Common Stock reserved for issuance pursuant to awards outstanding under the Company Equity Incentive Plan, shall be, when issued, in all material respects, issued in accordance with the Organizational Documents of the Company and the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, were issued in all material respects in compliance with applicable Law and free of preemptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights; and (iv) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Company Common Stock may vote or other equity holders of any Company Subsidiary may vote.

(c)          Section 4.3(c) of the Company Disclosure Letter sets forth a true and complete list of all outstanding Company Equity Awards as of April 17, 2026 on an individual-by-individual basis, including the name of the Person to whom such Company Equity Awards have been granted, the number of shares of Company Common Stock subject to each Company Equity Award (for Company Deferred Stock Units, reflected at target and maximum levels), the date on which such Company Equity Award was granted, and the amount of any accrued but unpaid dividend equivalent rights relating to such Company Equity Award.  All shares of Company Common Stock to be issued pursuant to, or in respect of, any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  Other than the Company Equity Awards set forth on Section 4.3(b) of the Company Disclosure Letter, there are no other equity or equity-based awards or other rights with respect to the Company Common Stock issued and outstanding under the Company Equity Incentive Plan or otherwise, and no such awards or rights have been promised or authorized, in each case, as of the date hereof.  All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan.

(d)         All of the issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable and were issued in accordance with the Organizational Documents of such Company Subsidiary and were not issued in violation of any preemptive rights, rights of first refusal or similar rights.  All equity interests in each of the Company Subsidiaries that is a limited partnership or limited liability company, are duly authorized and validly issued and were issued in accordance with the Organizational Documents of such Company Subsidiary and were not issued in violation of any preemptive rights, rights of first refusal or similar rights.  The Company owns, directly or indirectly, beneficially and of record, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all Liens and transfer restrictions, except for Company Permitted Liens and for Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

(e)       Other than the Company Equity Awards and pursuant to the Company Equity Incentive Plan (including in connection with the satisfaction of withholding Tax obligations pursuant to certain awards outstanding under a Company Equity Incentive Plan in the event that the grantees fail to satisfy withholding Tax obligations) and the Organizational Documents of the Company and the Company Subsidiaries, there are no securities convertible or exchangeable into, or the value of which is measured by reference to, equity securities of the Company or any Company Subsidiary, including any outstanding subscriptions, securities, options, warrants, calls, rights, profits interests, share appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred, sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(f)        Other than pursuant to the Organizational Documents of the Company and the Company Subsidiaries, neither the Company nor any Company Subsidiary is a party to or, to the Knowledge of the Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) or registration of any capital stock or other equity interest of the Company or any of the Company Subsidiaries.  The Company has no accrued and unpaid dividends with respect to any outstanding capital stock (other than with respect to Company Equity Awards as disclosed on Section 4.3(b) of the Disclosure Schedule).

(g)          None of the Company nor any Company Subsidiary has any “poison pill” or similar stockholder rights plan or similar Contracts in effect.

(h)       All outstanding Company Equity Awards were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP.

Section 4.4          Authority.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to (i) the receipt of the Company Stockholder Approval and (ii) the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the Maryland SDAT.  This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by each of the Parent Parties, constitutes a legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (collectively, the “Enforceability Exceptions”).

(b)         The Company Board at a duly held meeting has unanimously (i) declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the holders of the Company Common Stock, (ii) approved and adopted this Agreement, on substantially the terms and subject to the conditions set forth herein, (iii) authorized the execution, delivery and performance of this Agreement, (iv) directed that the Merger and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the holders of the Company Common Stock and (v) resolved to recommend that the holders of the Company Common Stock vote in favor of approval of the Merger and the other transactions contemplated by this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in a manner adverse to Parent, except as may be permitted after the date of this Agreement by Section 7.3.

Section 4.5          No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) assuming receipt of the Company Stockholder Approval, the Company Charter and the Company Bylaws or (B) any equivalent Organizational Document of any other Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (iii) require any consent or approval under, result in any breach of any obligation or any loss of any benefit or increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to any Company Material Contract, Material Company Lease or Company Ground Lease to which the Company or any Company Subsidiary is a party, except, as to the immediately preceding clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the Company Properties, taken as a whole.

(b)          The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the New York Stock Exchange (“NYSE”), (iv) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Maryland SDAT pursuant to the MGCL and DLLCA, (v) such filings as may be required in connection with state and local Transfer Taxes, (vi) such filings as may be required by applicable antitrust, merger control, competition, national security or trade regulation Laws and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or a material effect on the Company Properties, taken as a whole.

Section 4.6          Permits; Compliance with Law.

(a)         Except for the Environmental Permits and the Property Permits, which are addressed in Section 4.17 and Section 4.18, respectively, the Company and each Company Subsidiary hold all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of all Governmental Authorities and accreditation and certification agencies, bodies or other organizations necessary for the lawful conduct of their respective businesses (such permits, excluding Environmental Permits and Property Permits, the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company and each of the Company Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received any written notice from a Governmental Authority asserting a failure, or possible failure, to comply with any Company Permit, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Authority sending such notice, except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         Neither the Company nor any Company Subsidiary is, or in the past three (3) years has been, in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults, non-compliances or violations that, individually or in the aggregate, are not or would not reasonably be expected to have a Company Material Adverse Effect.  Notwithstanding the foregoing, neither the Company nor any Company Subsidiaries make any representation or warranty (pursuant to this Section 4.6(b)) regarding the effect of the applicable antitrust, merger control, competition, national security or trade regulation Laws on their respective ability to execute, deliver, or perform their respective obligations under the Agreement or to consummate the transactions contemplated by this Agreement as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition, national security or trade regulation Law with respect to the consummation of the transactions contemplated by this Agreement.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, neither the Company nor any Company Subsidiary, nor any of its respective owners, directors, officers, managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), employees, or independent contractors (x) has knowingly and willfully offered, paid, solicited or received anything of value in cash or in kind, in order to induce business or otherwise illegally obtain business or payments, including any bribes, kickback payments or other similar payments of cash or other consideration, for the purpose of doing business with any Person that would be a violation of applicable Law or (y) is or has been debarred, excluded or suspended from participating in any governmental healthcare program or listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

Section 4.7          SEC Documents; Financial Statements.

(a)         The Company has timely filed with or furnished (on a publicly available basis), as applicable, to the SEC all forms, documents, statements, schedules and reports required to be filed or furnished by the Company under the Securities Act and the Exchange Act since January 1, 2023 (the material forms, documents, statements and reports filed under the Securities Act and the Exchange Act since January 1, 2023 including any amendments thereto, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other applicable Company SEC Documents), the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Company SEC Documents, at the time of filing or being furnished, did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement and provided, that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of the Company.  The Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents.  As of the date of this Agreement, no Company Subsidiary is required to file or furnish any form or report or other documents with the SEC pursuant to the Exchange Act.

(b)         The Company has made available to Parent complete and correct copies of all comment letters and material written correspondence between the SEC, on one hand, and the Company, on the other hand, since January 1, 2023.  At all applicable times, the Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules and regulations of the NYSE.

(c)         The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents in the past three (3) years, including the related notes and schedules, (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such financial statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and (iii) fairly presented, in all material respects, in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal and recurring adjustments, none of which are material), the consolidated financial position of the Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of the Company and the Company Subsidiaries for the periods presented therein, in each case, except as otherwise noted therein or to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d)         The Company maintains, and at all times in the past three (3) years has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and includes policies and procedures that: (i) provide for the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company in all material respects; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.  In the past three (3) years, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; or (B) any fraud, whether or not material, that involves the management or other employees of any Company Entity who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Entities.  The Company has established and maintains disclosure controls and procedures (as defined in and required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure by each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)        Neither the Company nor any Company Subsidiary is a party to, or has any obligation or commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act) or similar Contract, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiaries, taken as a whole, in its published financial statements or other Company SEC Documents.

Section 4.8          Absence of Certain Changes or Events. From the date of the Company’s most recent balance sheet included in the Company SEC Documents through the date of this Agreement (a) the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business (except for the matters with respect to the negotiation of this Agreement), (b) there has not been any Company Material Adverse Effect and (c) no Company Entity has taken or committed or agreed to take any material action that would be prohibited by Section 6.1(b)(viii), (x), (xi) or (xii), in each case, if such action were taken on or after the date hereof without the consent of Parent.

Section 4.9         No Undisclosed Liabilities.  There are no liabilities of the Company or any of the Company Subsidiaries of any nature, other than: (a) liabilities disclosed, reflected or reserved against on the Company’s most recent consolidated balance sheet (or in the notes thereto) included in the Company SEC Documents, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, (c) liabilities incurred in the ordinary course of business since the Company’s most recent consolidated balance sheet (none of which is a liability resulting from noncompliance with any applicable Law, breach of contract, breach of warranty, tort, infringement or misappropriation), (d) liabilities to perform under Contracts entered into by the Company or any Company Subsidiary (none of which is a liability resulting from breach of contract)  or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10       No Default.  Neither the Company nor any of the Company Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws or (ii) except as, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect, the Organizational Documents of any Company Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (b) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.11        Litigation.  Except as individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect or as set forth on Section 4.11 of the Company Disclosure Letter, (a) there is, and in the past three (3) years there has been, no Action pending or threatened in writing or, to the Knowledge of the Company, threatened orally against the Company or any Company Subsidiary and (b) neither the Company nor any Company Subsidiary, nor any of their respective Company Properties or any director or officer of any of the foregoing in their capacity as such, is subject to any outstanding Order of any Governmental Authority.

Section 4.12         Taxes.

(a)          Each of the Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct except as, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them.

(b)        The Company (i) for all taxable periods commencing with the taxable year ended December 31, 2019 through its taxable year ended December 31, 2025, has been organized and operated in conformity for qualification and taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”); (ii) has operated since January 1, 2026 to the date of this Agreement, and intends to continue to operate, in a manner consistent with the requirements for qualification and taxation as a REIT through the Effective Time; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in Company’s failure to qualify as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or threatened in writing, or to the Knowledge of the Company, threatened orally.

(c)           (i) There are no audits, investigations or other proceedings by any Governmental Authority ongoing or to the Knowledge of the Company, threatened in writing with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) no material deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year, other than any extensions or waivers automatically granted; (iv) neither the Company nor any of the Company Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return other than any extensions automatically granted; and (v) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)         No Company Subsidiary is a corporation for U.S. federal income Tax purposes, other than (i) a corporation that qualifies as a REIT, (ii) a corporation that qualifies as a Qualified REIT Subsidiary or (iii) a corporation that qualifies as a Taxable REIT Subsidiary.  Each Company Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income Tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income Tax purposes.

(e)          Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f)          The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)          There are no Tax Liens upon any property or assets of the Company, or any Company Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Company Permitted Liens.

(h)        There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary (other than customary arrangements entered into in the ordinary course of business not primarily related to Taxes).

(i)          Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j)          Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than customary arrangements entered into in the ordinary course of business not primarily related to Taxes), or otherwise by operation of Law.

(k)        Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(l)        Neither of the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m)        Neither the Company nor any Company Subsidiary has granted any written power of attorney (other than to the Company or a Company Subsidiary) that currently is in force with respect to any matter relating to Taxes.

(n)         Notwithstanding any other provision of this Agreement, this Section 4.12 contains the exclusive representations and warranties of the Company with respect to Taxes.

(o)         There are no Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to Company’s Knowledge threatened orally to raise, a material claim against the Company or any Company Entity for any breach of any Tax Protection Agreements.

(p)        The Company’s aggregate tax basis in its assets exceeds its aggregate liabilities for U.S. federal income tax purposes (including its allocable share thereof under Section 752 of the Code).

Section 4.13        Benefit Plans.

(a)          Section 4.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all material Company Benefit Plans; provided, however, that (i) to the extent that the terms of an individual equity award are substantially similar to the award agreements scheduled on Section 4.13(a) of the Company Disclosure Letter,  individual equity award agreements will not be separately scheduled, and (ii) individual offer letters that do not (A) provide for severance or termination pay, (B) grant (or promise to grant) any equity-based awards which grant has not been made as of the date of this Agreement and (C) have any unpaid material sign-on bonus, are not required to be set forth on Section 4.13(a) of the Company Disclosure Letter.  “Company Benefit Plan” means all employee benefit plans (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and all bonus, stock option, share purchase, restricted share, other equity or equity-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, employment, retention, transaction bonus, termination, change in control, severance, health, life, or disability insurance or other benefit or compensation plans, programs, policies, arrangements, Contracts or agreements, including the Company Employment Agreements, in each case, to which the Company or any Company Subsidiary is a party, or with respect to which the Company or any Company Subsidiary has any current or future obligation or liability (contingent or otherwise).  The Company has made available to Parent, to the extent applicable, copies, which are correct and complete in all material respects, of the following with respect to each material Company Benefit Plan: (i) the Company Benefit Plans to the extent in written form (or, if unwritten, a summary of the material terms), (ii) the annual reports (Form 5500s) filed with the Department of Labor for the most recent plan year, if any, relating to a Company Benefit Plan, (iii) the most recently received IRS determination letter or opinion letter, if any, relating to a Company Benefit Plan, (iv) any related trust agreement, stop-loss insurance contract or other funding instrument and (v) all material non-routine correspondence with the Department of Labor, the IRS or any other Governmental Authority with respect to any Company Benefit Plan for the last three (3) plan years.

(b)         Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been established, funded and operated in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and neither the Company nor any Company Subsidiary has incurred any Tax or other liability (whether or not assessed) pursuant to Sections 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(c)         Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion letter issued by the IRS, and, except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, no fact or event has occurred since the date of such determination letter or opinion letter from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.  There is no Action or claim (other than routine claims for benefits) pending or threatened in writing with respect to any Company Benefit Plan, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)         Neither the Company nor any of its ERISA Affiliates has within the last six (6) years, sponsored, maintained or had any obligation with respect to any Company Benefit Plan that is, and neither the Company nor any Company Subsidiary has any current or contingent liability or obligation under or with respect to any plan that is or was, subject to the provisions of Section 302 or Title IV of ERISA or Section 412 of the Code or a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and neither the Company nor any Company Subsidiary has incurred or reasonably expects to incur any liability pursuant to Title IV of ERISA, whether contingent or otherwise, or has any current or contingent liability or obligation on account of at any time being considered a single employer with any other Person under Section 414(b), (c), (m) or (o) of the Code.  Neither the Company nor any Company Subsidiary has any obligation with respect to any Company Benefit Plan or any other plan or arrangement that provides for any post-employment, post-service, post-ownership or post‑retirement health or medical or life insurance or other welfare benefits for any Person, including former or current employees of the Company or any Company Subsidiary, except as required by Section 4980B of the Code or similar state Law for which the recipient pays the full cost of coverage.  No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413 of the Code).

(e)         Except as set forth in Section 4.13(e) of the Company Disclosure Letter or as otherwise specifically contemplated by this Agreement with respect to the Company Equity Awards, neither the execution and delivery of this Agreement nor the consummation of the Merger and the transactions contemplated hereby could (either alone or in conjunction with any other event (whether contingent or otherwise)) (i) increase the amount or value of, any payment, compensation, right or other benefit due or payable to any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary (or any dependent or beneficiary thereof); (ii) entitle any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary to any payment (whether in cash or property); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any Company employee or other Company service provider; or (iv) result in the forgiveness of any loan to any Company employee or other Company service provider.

(f)          No payment or benefit, individually or together with any other payment or benefit, that would be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any current or former employee, officer, director or other individual service provider of the Company would reasonably be expected to not be deductible by reason of Section 280G of the Code or would reasonably be expected to be subject to an excise tax under Section 4999 of the Code.  The Company has no current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(g)        Each Company Benefit Plan (as defined below) that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder.

Section 4.14        Labor and Employment Matters.

(a)          Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor related Contract with a union, works council, labor organization or other employee representative (each a “Collective Bargaining Agreement”).  There is no Collective Bargaining Agreement applicable to any Persons employed by the Company or any Company Subsidiary, and none is currently being negotiated, and no Persons employed by the Company or any Company Subsidiary are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with the Company or any Company Subsidiary.  To the Knowledge of the Company, within the last three (3) years (i) no union organizing efforts involving Persons employed by the Company or any Company Subsidiary have been conducted or are now being conducted, and (ii) there has been no pending, nor to the Knowledge of the Company, threatened unfair labor practice charge, strike, slowdown, work stoppage, lockout, material labor grievance or other material labor dispute against or affecting the Company or any Company Subsidiary.

(b)         The Company and each Company Subsidiary is, and in the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices.

(c)        The Company and the Company Subsidiaries have reasonably investigated all sexual harassment or other unlawful harassment or discrimination or retaliation allegations against officers, directors, partners or employees of the Company or the Company Subsidiaries that have been reported to them.

(d)         To the Knowledge of the Company, no Person currently employed by the Company or any Company Subsidiary with annualized compensation at or above $200,000, intends to terminate his or her employment with the Company or the Company Subsidiaries prior to the one-year anniversary of the Closing Date.

(e)         To the Knowledge of the Company, no current or former employee or independent contractor of the Company or the Company Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, noncompetition agreement or restrictive covenant obligation: (i) owed to the Company or any Company Subsidiary; or (ii) owed to any third party with respect to such Person’s right to be employed or engaged by the Company or any Company Subsidiary.

Section 4.15        Information Supplied. The Proxy Statement will not, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by any Company Entity or any Representative or Affiliate of any Company Entity for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Parent Parties or any of their Affiliates or Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 4.16        Intellectual Property.  Section 4.16 of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of (i) all Company Intellectual Property that is registered (or pending applications to register) before a Governmental Authority and (ii) all domain names.  The Company or a Company Subsidiary exclusively owns all right, title, and interest in and to all Company Intellectual Property, including the items set forth on Section 4.16 of the Company Disclosure Letter, free and clear of all Liens other than Company Permitted Liens.  Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company does not infringe, misappropriate or otherwise violate, and in the past three (3) years has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person, and has not received any notices alleging same.  To the Knowledge of the Company, no Person is infringing any Company Intellectual Property in a manner that is or would be material to the operation of the business of the Company.  Except as, individually or in the aggregate, would not reasonably be expected to material to the Company and the Company Subsidiaries, the Company and each Company Subsidiary owns or otherwise possesses rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted.  The Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect its Intellectual Property.

Section 4.17       Environmental Matters.  (a) Except as set forth in Section 4.17 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)       The Company and each Company Subsidiary are, and in the past three (3) years have been, in compliance with all Environmental Laws.

(ii)      The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their operations as presently conducted and to own and occupy each Company Property, and are, and in the past three (3) years have been, in compliance with such Environmental Permits.

(iii)     During the last three (3) years (or earlier to the extent unresolved), neither the Company nor any Company Subsidiary has received any written notice, demand, letter, claim, or other written information alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law, and there is no Action pending or threatened in writing against the Company and any Company Subsidiary under any Environmental Law.

(iv)     During the last three (3) years (or earlier to the extent unresolved), neither the Company nor any Company Subsidiary has entered into or agreed to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

(v)      (A) Neither the Company nor any Company Subsidiary has caused any treatment, storage, disposal or release of, or exposure of any Person to, any Hazardous Substance at any Company Property or any other property, and (B) in the past three (3) years (or earlier to the extent unresolved), neither the Company nor any Company Subsidiary has received any written notice that it has released, or is otherwise responsible for release of, any Hazardous Substance, in each case (A) and (B) that require investigation or remediation by, or that would reasonably be expected to give rise to liability for, the Company or any Company Subsidiary under any Environmental Law.

(vi)     Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Authority or third parties, pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and the rules and regulations promulgated thereunder.

Section 4.18        Properties.

(a)          Section 4.18(a) of the Company Disclosure Letter sets forth a true and correct list of the address of each Company Property.  Section 6.1 of the Company Disclosure Letter sets forth a full and complete list of each real property which, as of the date of this Agreement, is under Contract by the Company or a Company Subsidiary for purchase by the Company or such Company Subsidiary.

(b)          Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, either the Company or a Company Subsidiary owns good and valid fee simple title (as applicable) or valid leasehold title to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens.

(c)         The Company and each Company Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of the Company Subsidiaries has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties issued by any Governmental Authority which violations would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole.

(d)         Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property and, to the Knowledge of the Company, any Company Property subject to a Company Ground Lease, and neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property, except with respect to each of clauses (i) and (ii) as would not be reasonably expected to be material to the Company or the Company Subsidiaries, taken as a whole.

(e)        Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the information set forth in the most recent rent roll for the Company Properties, as of the date set forth in such rent roll, which rent roll has previously been made available by or on behalf of Company or any Company Subsidiary to Parent, is true and correct as of such date.  Other than the Company Leases related to the tenancies set forth in the rent rolls, to the Knowledge of Company, none of the Company or any Company Subsidiary is a party to any material leases, subleases or other agreements which grant any party any right to occupy or use any Company Property.

(f)         True, correct and complete (in all material respects) copies of all the Company Leases, in each case in effect as of the date of this Agreement, have been made available to Parent.  Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole or as set forth in Section 4.18(f) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary has given or received written notice of any breach or violation of, or default under, any Company Lease (A) for leased space equal to or exceeding 25,000 square feet or (B) by and between a Company Entity and PAM Health or an Affiliate thereof (clauses (A) and (B), collectively, the “Material Company Leases”), which violation or breach remains outstanding and uncured, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in a breach or violation of, or a default under, any Material Company Lease by Company, any Company Subsidiary, or, to the Knowledge of Company, any other party thereto (in each case, with or without notice or lapse of time); (ii) no tenant under a Material Company Lease is in monetary default under such Material Company Lease, which default remains outstanding and uncured; and (iii) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(g)         True and complete (in all material respects) copies of all the Company Ground Leases, in each case in effect as of the date of this Agreement, have been made available to Parent.  Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole or as set forth in Section 4.18(g) of the Company Disclosure Letter, (w) neither the Company nor any Company Subsidiary has given or received written notice of any breach or violation of, or default under, any Company Ground Lease, which violation or breach remains outstanding and uncured; (x) neither the Company nor any Company Subsidiary is in monetary default under and Company Ground Lease, which default remains outstanding and uncured; (y) to the Knowledge of the Company no event has occurred that would reasonably be expected to result in a breach or violation of, or a default under, any Company Ground Lease by Company, or any Company Subsidiary (in each case, with or without notice or lapse of time); and (z) each Company Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(h)         Except for the Company Permitted Liens, as set forth in the Company Leases and the Company Title Insurance Policies (and all documents referenced therein) provided or otherwise made available to Parent prior to the date of this Agreement, as set forth in the Organizational Documents of the Company Subsidiaries and other entities in which the Company or the Company Subsidiaries own an interest, as, individually or in the aggregate, would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole, or as set forth in Section 4.18(h) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights or options to purchase or otherwise acquire any Company Property or any portion thereof and (ii) there are no other outstanding rights or agreements to enter into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company Subsidiary, or to lease any Company Property which lease (if executed) would constitute a Company Lease, which, in each case, is in favor of any party other than the Company or a Company Subsidiary.

(i)          For each Company Property, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the Company or the applicable Company Subsidiary with respect to the Company Properties that are not subject to a Company Ground Lease, and (ii) leasehold title insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the Company or the applicable Company Subsidiary holds with respect to each Company Property that is leased to the Company or a Company Subsidiary pursuant to a Company Ground Lease (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”).  A copy of each Company Title Insurance Policy in the Company’s possession has been made available to Parent.  No written claim has been made against any Company Title Insurance Policy which, individually or in the aggregate, would be material to any Company Property.

(j)         Except as set forth in Section 4.18(j) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages the development of any real property for any third party.

(k)        Section 4.18(k) of the Company Disclosure Letter lists each Company Property that is (i) under material development or construction as of the date hereof (other than normal repair and maintenance), or (ii) subject to a binding agreement for material development or construction by Company or a Company Subsidiary, in each case other than those pertaining to Tenant Improvements, customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(l)        Section 4.18(l) of the Company Disclosure Letter lists the parties (other than Company or a Company Subsidiary) currently providing third-party property management services to Company or a Company Subsidiary and identifies the Company Properties currently managed by each such party.  True and correct copies (in all material respects) of all agreements providing for such services have been provided to Parent prior to the date hereof.

(m)       The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as would not reasonably be expected to be material to the Company or the Company Subsidiaries taken as a whole.  None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for the Company Permitted Liens, except as would not reasonably be expected to be material to the Company or the Company Subsidiaries taken as a whole.

(n)          Except as would not reasonably be expected to be material to the Company or the Company Subsidiaries, as a whole, neither the Company nor any Company Subsidiary has received written notice (i) that the Company or any Company Subsidiary is in violation or default under any material reciprocal easement agreement or other similar agreements to which the Company or any Company Subsidiary is a party, (ii) of any structural defects, or violation of Law, relating to any Company Property, or (iii) of any physical damage to any Company Property for which there is not insurance in effect covering the full cost of the restoration and the loss of revenue, subject to deductibles reasonably carried by prudent owners of properties similar to and located in the same area as the applicable Company Property.  Neither the Company nor any Company Subsidiary has delivered a written default notice to a party under any reciprocal easement agreement or other similar agreements to which a member of the Company or any Company Subsidiary is a party, except for defaults that have been cured or which would not reasonably be expected to be material to the Company or the Company Subsidiaries, taken as a whole.

Section 4.19         Material Contracts.

(a)         Except (i) for Contracts filed as exhibits to the Company SEC Documents, (ii) as set forth in Section 4.19(a) of the Company Disclosure Letter and (iii) any Contract that is a Company Benefit Plan, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that, as of the date of this Agreement:

(i)       is required to be filed as an exhibit to the Company Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act (but, for the avoidance of doubt, no Company Benefit Plan);

(ii)      obligates (a) the Company or any Company Subsidiary that is not an owner of any Company Property to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000 or (b) any Company Subsidiary that is an owner of Company Property to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000, except in each case for (x) any Company Lease pursuant to which any third party is a lessee or sublessee on any Company Property or (y) any agreement entered into in connection with any capital expenditure project set forth in the budget previously provided to Parent by the Company;

(iii)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of Company or any Company Subsidiary, except for (a) radius restrictions that may be contained in the Company Leases entered into in the ordinary course of business, (b) any exclusivity provisions that relate to a single Company Property and (c) Contracts that are terminable without penalty upon sixty (60) days’ notice or less;

(iv)      is an agreement (other than the Company Charter, Company Bylaws, or Organizational Document of a Company Subsidiary) that obligates the Company or any Company Subsidiary to indemnify any past or present, directors, officers, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor;

(v)          constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date of this Agreement greater than $10,000,000 other than (a) any Contract in respect of a ground lease or real property lease or obligations thereunder, (b) surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon and (c) any Contract solely among or between Company and its wholly owned Subsidiaries;

(vi)      requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease pursuant to which any third party is a lessee or sublessee on any Company Property) with a fair market value in excess of $5,000,000 or that contains other obligations required to be performed following the date hereof;

(vii)       is a Company Lease for leased space equal to or exceeding 70,000 square feet or a Company Ground Lease;

(viii)     constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a hedging transaction;

(ix)        is an agreement (a) pursuant to which the Company or any of the Company Subsidiaries grants or is granted a material license or other right to Intellectual Property (other than non-exclusive licenses entered into in the ordinary course of business), (b) for the assignment to, divestiture by, or development of any material Intellectual Property, or (c) arising out of any Intellectual Property-related dispute;

(x)          is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any Company Subsidiary will have any material outstanding obligation after the date of this Agreement;

(xi)       constitutes a joint venture or partnership agreement between the Company or any Company Subsidiary, on the one hand, and any third party, on the other hand; or

(xii)       constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances or rent relief made in connection with or pursuant to the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of the Company Properties or the funding of improvements to the Company Properties) in an amount in excess of $5,000,000.

Each Contract in any of the categories set forth in Section 4.19(a)(i) through Section 4.19(a)(xii), to which the Company or any Company Subsidiary is a party or by which it is bound as of the date of this Agreement is referred to herein as a “Company Material Contract.”  For the avoidance of doubt, the term “Company Material Contract” does not include any Company Leases.

(b)         (i) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iii) as of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to Enforceability Exceptions, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  No event has occurred that, pursuant to any Company Material Contract, would permit the termination or modification thereof or permit the acceleration or maturity of performance thereof, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no Company Entity has received written notice from any other party to a Company Material Contract that such other party intends to terminate or renegotiate in any material respect the terms of any of the Company Material Contracts.  The Company has made available to Parent a true and complete copy of each Company Material Contract as in effect as of the date of this Agreement.

Section 4.20         Data Protection.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of the Company Subsidiaries, the Company and each Company Subsidiary is in compliance, and has since January 1, 2023 complied, with all applicable Data Protection Requirements.  Since January 1, 2023, there have not been any non-permitted disclosures, security incidents or material breaches of security, involving the IT Systems, the Company, the Company Subsidiaries or any of its or their respective agents, employees or contractors, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of the Company Subsidiaries.  Since January 1, 2023, there has been no failure, or any phishing incident, ransomware or malware attack, unauthorized intrusions or breach of security with respect to the IT Systems owned or controlled by the Company or any of the Company Subsidiaries that has resulted in a material disruption or material interruption in the operation of its business.  The IT Systems are sufficient for the operation of the business of the Company and the Company Subsidiaries, and, to the Knowledge of the Company, are free from any malicious or disabling code or instructions, viruses, worms, ransomware, spyware, or similar software.

Section 4.21         Insurance.  The Company has made available to Parent prior to the date of this Agreement true and complete copies of all material insurance policies (a) held by or for the benefit of any Company Entity and (b) that provide coverage for all Company Properties ((a) and (b) together, the “Company Insurance Policies”).  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Insurance Policy is in full force and effect, is valid and enforceable, all premiums due and payable under all Company Insurance Policies have been paid, the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies, and there is no existing default or event which (with the giving of notice or lapse of time or both) would constitute a default thereunder.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, the Company has not received written notice of cancellation or termination with respect to any such policy other than in connection with ordinary renewals or which has not been replaced on substantially similar terms prior to the date of such cancellation.  There are no material claims pending under any Company Insurance Policy for which coverage has been denied by the applicable insurance carrier (other than pursuant to a customary reservation of rights).

Section 4.22        Opinion of Financial Advisor.  The Company Board has received the written opinion of BofA Securities, Inc., to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set forth in such opinion, the Merger Consideration to be received in the Merger by the holders of the Company Common Stock (excluding the Company, Parent and their respective Affiliates), is fair, from a financial point of view, to such holders.  As of the date of this Agreement, such opinion has not been withdrawn, rescinded or modified in any way.

Section 4.23        Approval Required.  The affirmative vote of the holders of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company required to approve the Merger and the other transactions contemplated by this Agreement.

Section 4.24        Brokers.  Except for the fees and expenses payable to those Persons set forth on Section 4.24 of the Company Disclosure Letter, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.25        Investment Company Act.  Neither the Company nor any Company Subsidiary is required to be registered as an investment company within the meaning of the Investment Company Act.

Section 4.26         Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.11, the Company Board has taken all action necessary to render inapplicable to the Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and the restrictions contained in Subtitle 7 of Title 3 of the MGCL.  No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.27        Related Party Transactions.  Other than the Company Benefit Plans, there are no, and since January 1, 2023 there have not been any transactions, agreements, Contract, arrangements or understandings between any Company Entity, on the one hand, and any members, managers, directors, officers, employees, agents or Affiliates (other than the Company Subsidiaries) of a Company Entity, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC that has not been disclosed.

Section 4.28        No Other Representations and Warranties.  Except for the representations and warranties in this Article 4 (including the Company Disclosure Letter) or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder, neither the Company nor any Person on behalf of the Company makes, or has made, any other express or implied representation or warranty to any of the Parent Parties, with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and the other Company Subsidiaries or with respect to any other information provided or made available to any of the Parent Parties or their respective Representatives in connection with the Merger or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to any of the Parent Parties or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Merger or the other transactions contemplated by this Agreement), and each of the Parent Parties acknowledges the foregoing.  The Company hereby acknowledges that, except for the representations and warranties expressly set forth in Article 5 (including the Parent Disclosure Letter) or in any document or certificate delivered by a Parent Party in connection with this Agreement and the transactions contemplated hereunder, none of the Parent Parties nor any of their respective Affiliates, nor any other Person on behalf of any of them, makes or has made any other express or implied representation or warranty to the Company with respect to any of the Parent Parties or any of their respective Affiliates or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Affiliates or Representatives.  Except with respect to the representations and warranties expressly set forth in Article 5 (including the Parent Disclosure Letter) or in any document or certificate delivered by a Parent Party in connection with this Agreement and the transactions contemplated hereunder or any breach of any covenant or other agreement of the Parent Parties contained herein, the Company hereby acknowledges that no Parent Party nor any of their respective Affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to the Company or any of their respective Affiliates on any basis (including in contract or tort, under applicable federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to the Company or any of their respective Affiliates or Representatives, or the use by the Company or any of their respective Affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company or their respective Affiliates and Representatives.  Notwithstanding the foregoing, the provisions of this Section 4.28 do not limit the express representations of the Guarantors contained in the Guarantee.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Except as set forth in the disclosure letter prepared by Parent with numbering corresponding to the numbering of this Article 5 delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other sections or subsections be cross-referenced)); provided, that the Parent Disclosure Letter shall not be construed as constituting separate representations, warranties, covenants or agreements of the Parent Parties made herein or broadening the scope of any representation, warranty, covenant or agreement of the Parent Parties made herein, and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material for purposes of this Agreement or otherwise, (ii) such item or other matter is required to be referred to in the Parent Disclosure Letter as an exception to a representation or warranty herein or (iii) any breach or violation of applicable Laws or any Contract, agreement, arrangement or understanding to which any of the Parent Parties is a party exists or has actually occurred, each of the Parent Parties, jointly and severally, hereby represents and warrants to the Company that:

Section 5.1          Organization and Qualification.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware.  Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of Delaware.  Each of the Parent Parties has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Merger Sub is a wholly owned subsidiary of Parent.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement (including with respect to the Financings), and Merger Sub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (including with respect to the Financings) and thereby and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement (including with respect to the Financings).

Section 5.2           Authority.

(a)         Each of the Parent Parties has the requisite corporate, limited liability company or partnership, as the case may be, power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which such Parent Party is a party, including the Merger.  The execution and delivery of this Agreement by each of the Parent Parties and the consummation by each of the Parent Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited liability company or partnership, as applicable, action, and no other corporate, limited liability company or partnership, as applicable, proceedings on the part of any of the Parent Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the Maryland SDAT.  This Agreement has been duly executed and delivered by each of the Parent Parties and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of such Parent Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(b)        The Parent Members at a duly held meeting have (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its equity holders and (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement on substantially the terms and subject to the conditions set forth herein, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.  In addition, Parent, in its capacity as the sole direct or indirect equity holder of Merger Sub, has approved this Agreement and the Merger and determined that it is advisable and in the best interests of Merger Sub to enter into this Agreement and to consummate the Merger on the terms and subject to the conditions set forth herein.

Section 5.3           No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by each of the Parent Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of any organizational or governing document of such Parent Party, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to such Parent Party or by which any property or asset of such Parent Party is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of such Parent Party under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of such Parent Party pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which such Parent Party is a party except, as to the immediately foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          The execution and delivery of this Agreement by each of the Parent Parties does not, and the performance of this Agreement by each of the Parent Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) for any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the Articles of Merger with, and the acceptance of the Articles of Merger for record by, Maryland SDAT pursuant to the MGCL and DLLCA, (v) such filings as may be required in connection with state and local Transfer Taxes and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4          Litigation.  Except as individually or in the aggregate, would not be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or threatened in writing, or to the Knowledge of Parent, threatened orally against any of the Parent Parties, or any Parent Subsidiary, and (b) none of the Parent Parties or any Parent Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.5          Information Supplied.  None of the information supplied or to be supplied by the Parent Parties or any of their Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6        Brokers.  Except for the fees and expenses payable to Citigroup Global Markets Inc., Truist and Newmark, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Parent Parties.

Section 5.7           Sufficient Funds; Guarantee.

(a)         Assuming the satisfaction or waiver of the conditions in Section 8.1 and Section 8.2 and the accuracy of the representations in Article 4, the aggregate proceeds contemplated by the Financings, if and when funded in accordance with the terms of the Financing Commitments, will be sufficient for Parent to pay, without duplication, (i) the Merger Consideration, (ii) the aggregate Share Award Payments, and (iii) all fees, costs and expenses required to be paid at Closing by Parent, Merger Sub and the Surviving Entity in connection with the Merger or Financing (collectively, the “Required Amount”).

(b)         Parent has delivered to the Company a true, correct and complete copy of an executed equity commitment letter dated as of the date hereof (the “Equity Funding Letter” or the “Financing Commitments”) from the investors party thereto (each, an “Equity Funding Source” or “Financing Source”) to provide Parent with equity financing in an aggregate amount up to the Equity Commitment (as defined in the Equity Funding Letter) (the “Equity Funding” or the “Financing”), pursuant to which, and subject to (and only to) the terms and conditions expressly set forth therein, the Financing Source has committed to provide Parent with the Equity Funding.  The Financing Commitments are legal, valid and binding obligations of Parent and, to the Knowledge of Parent, each of the other parties thereto except as such enforceability may be limited by the Enforceability Exceptions.  None of the Financing Commitments has been amended or modified prior to the date of this Agreement, as of the date of this Agreement no such amendment or modification is contemplated by any Parent Party, and the respective commitments and obligations contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.  As of the date of this Agreement, the Financing Commitments are in full force and effect and there are no other agreements, side letters or arrangements relating to the Financing Commitments other than as set forth in the Financing Commitments.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, and to the Knowledge of Parent, any other parties thereto whose breach or default would reasonably be expected to materially impair or adversely affect the Financing and the timely receipt of the proceeds under the Financing Commitments or to cause any of the Financing Conditions not to be satisfied, or to cause the full amount of such funding not to be available, to Parent on the Closing Date. The provisions of this Section 5.7(b) do not limit the express representations of the Equity Funding Sources contained in the Equity Funding Letter.  As of the date of this Agreement, Parent reasonably believes that it will be able to satisfy the Financing Conditions and that the Financing will be made available to Parent on the Closing Date. Without in any way expanding or amending the remedies available under Article 9 or Section 10.12, in no event shall the receipt or availability of the Financing or Debt Financing by Parent or any of its Affiliates or any other financing transactions be a condition to any of the obligations of the Parent Parties hereunder.

(c)       Concurrently with the execution of this Agreement, Parent has delivered to the Company a Guarantee executed by the Guarantors in favor of the Company with respect to certain obligations of the Parent Parties in connection with this Agreement.  The Guarantee is in full force and effect and constitutes a valid and binding obligation of the Guarantors enforceable against the Guarantors in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.  Assuming compliance by the Company with its representations, warranties and obligations pursuant to this Agreement, as of the date hereof, to the Knowledge of Parent, no event has occurred, which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Guarantors under such Guarantee.  The provisions of this Section 5.7(c) do not limit the express representations of Guarantors contained in the Guarantee.

Section 5.8          Solvency.  Assuming (a) the satisfaction of the conditions to the obligations of the Parent Parties to consummate the Merger and the other transactions contemplated by this Agreement and (b) the accuracy of the representations and warranties set forth in Article 4 of this Agreement, immediately after the consummation of the Merger and immediately after giving effect to the transactions contemplated by this Agreement (including any financing arrangements entered into in connection therewith and the payment of any amounts (including the Merger Consideration) required to be paid in connection with consummating such transactions and the payment of all related fees and expenses), each of Parent and the Surviving Entity and the Surviving Entity’s Subsidiaries, taken as a whole on a consolidated basis, (i) will be able to pay their respective indebtedness as it becomes due in the usual course of business, (ii) will own total assets whose value exceeds the sum of its total liabilities and (iii) will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged.

Section 5.9       Absence of Certain Arrangements.  Other than this Agreement and the Nondisclosure Agreement, as of the date of this Agreement, there are no agreements or commitments to enter into any agreement between the Parent Parties or any of their respective controlled Affiliates, on the one hand, and any director, officer, employee, partner or stockholder of the Company, on the other hand, relating to (a) (i) this Agreement, the Merger or the other transactions contemplated by this Agreement or (ii) the businesses or operations of the Surviving Entity or any of its subsidiaries (including as to continuing employment) after the Effective Time or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in respect of such holder’s Company Common Stock, (ii) such holder of Company Common Stock has agreed to vote against any Superior Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, any equity investment to the Parent Parties or the Company to finance any portion of the Merger.

Section 5.10        No Vote of Parent Equityholders.  Except for the adoption of the Agreement by Parent as the sole equityholder of Merger Sub, no vote of the equityholders of Parent or Merger Sub, or the holders of any other securities of any of them (equity or otherwise), is required by any applicable Law, the organizational documents of Parent or Merger Sub or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the Merger and other transactions contemplated by this Agreement that has not been obtained prior to the date of this Agreement.

Section 5.11      Ownership of Company Common Shares.  As of the date hereof, none of Parent, Merger Sub, or any of their respective subsidiaries owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of Company Common Stock or other securities of the Company (other than as contemplated by this Agreement).

Section 5.12         Acknowledgement of No Other Representations and Warranties.  Except for the representations and warranties in this Article 5 (including the Parent Disclosure Letter) or in any document or certificate delivered by a Parent Party in connection with this Agreement and the transactions contemplated hereunder, no Parent Party nor any Person on behalf of any Parent Party makes any other express or implied representation or warranty to the Company, with respect to any Parent Party.  The Parent Parties hereby acknowledge that, except for the representations and warranties expressly set forth in Article 4 (including the Company Disclosure Letter) or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder, neither the Company nor any of its Affiliates, nor any other Person on behalf of the Company, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Affiliates or their respective business or operations, including with respect to any information provided or made available to the Parent Parties or any of their respective Affiliates or Representatives.  Except with respect to the representations and warranties expressly set forth in Article 4 (including the Company Disclosure Letter) or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder or any breach of any covenant or other agreement of the Company contained herein, the Parent Parties hereby acknowledge that neither the Company nor any of their respective Affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to the Parent Parties or any of their respective Affiliates on any basis (including in contract or tort, under applicable federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to the Parent Parties or any of their respective Affiliates or Representatives, or the use by the Parent Parties or any of their respective Affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to the Parent Parties or their respective Affiliates and Representatives, including in “data rooms,” management presentations or due diligence sessions, in expectation of the Merger or the other transactions contemplated by this Agreement.  Each of the Parent Parties and their respective Affiliates and Representatives have relied on the results of their own independent investigation and the representations and warranties expressly set forth in Article 4 (including the Company Disclosure Letter) or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder. Notwithstanding the foregoing, the provisions of this Section 5.12 do not limit the express representations of the Guarantors contained in the Guarantee.

ARTICLE 6
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.1           Conduct of Business by Company.
(a)          The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of (x) the Closing and (y) the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by applicable Law, the regulations or requirements of any stock exchange or regulatory organization or Organizational Documents (including any limitations therein) applicable to Company or any Company Subsidiary, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, expressly required or expressly permitted pursuant to this Agreement or (iv) as set forth in Schedule 6.1, the Company shall, and shall cause each of the Company Subsidiaries to, (A) use commercially reasonable efforts to conduct their respective businesses in the ordinary course and (B) use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company or any Company Subsidiary’s control excepted), (ii) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with employees, customers, lenders, suppliers, tenants and other significant third parties having material business relationship with the Company or the Company Subsidiaries (provided, that none of the Company or any Company Subsidiary shall be required to make any payments to such third parties, beyond that paid in the ordinary course of business in order to maintain such business relationships), and (iii) maintain the status of the Company as a REIT.

(b)        Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except (i) to the extent required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned (it being understood that with respect to items requiring consent regarding Company Leases if, within three (3) Business Days after Company provides written notice in accordance with Section 10.2 requesting Parent’s consent pursuant to this Section 6.1(b), Parent has not either affirmatively provided or withheld consent or reasonably requested additional information from the Company with respect to such request, then the Company may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.1(b), and to the extent no response is received from Parent within one (1) Business Day after Company delivers such second notice, Parent’s consent shall be deemed given)), (iii) as may be expressly contemplated, expressly required or expressly permitted pursuant to this Agreement, or (iv) as set forth in Schedule 6.1, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:
(i)             amend the Company Charter, the Company Bylaws, or such comparable Organizational Documents of any of the Company Subsidiaries;
(ii)             split, combine, reclassify or subdivide any shares or other equity securities or ownership interests of the Company or any Company Subsidiary;
(iii)         declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of two (2) regular dividends in accordance with past practice (including with respect to timing) at a rate not to exceed $0.40 per share per quarter, (B) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, (C) with respect to dividends otherwise permitted hereunder, the payment and crediting of accrued dividends and dividend equivalent rights with respect to Company Restricted Stock or Company Deferred Stock Units pursuant to the terms of such Company Equity Award, and (D) the payment of dividends in accordance with Section 7.10; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code in accordance with, and subject to, Section 7.10;
(iv)          redeem, repurchase or otherwise acquire, directly or indirectly, any capital stock or other equity interests of the Company, or a Company Subsidiary, other than (A) the withholding of the Company Common Stock to satisfy withholding Tax obligations with respect to Company Equity Awards granted pursuant to the Company Equity Incentive Plan solely to the extent required under the terms of any Company Equity Incentive Plan or the applicable award agreement, (B) the acquisition by the Company in the ordinary course of business in connection with the forfeiture of awards pursuant to the terms of a Company Equity Incentive Plan or the applicable award agreement and (C) the creation of new wholly owned Company Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement (including the other provisions of this Section 6.1(b));

(v)             except as otherwise contemplated in Section 6.1(b)(iii), Section 6.1(b)(iv), Section 6.1(b)(vi) or Section 6.1(b)(xv), issue, deliver, sell, pledge, dispose, encumber or grant any shares of the Company or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company or any of the Company Subsidiaries’ capital stock or other equity interests; provided, however, that the Company may issue Company Common Stock (A) upon the vesting, exercise or settlement of any Company Equity Award outstanding as of the date of this Agreement or as may be granted after the date of this Agreement and (B) pursuant to a Company Equity Award, Company Equity Incentive Plan or other Company Benefit Plan to the extent required pursuant to this Agreement, any such plan or the terms of the applicable award agreement with respect to the Company Equity Award, Company Equity Incentive Plan or other Company Benefit Plan;
(vi)            acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, any corporation, partnership, limited liability company or other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company, or any Company Subsidiary of or from an existing Company Subsidiary and (B) any pending acquisitions set forth on Section 6.1 of the Company Disclosure Letter;
(vii)           sell, license, mortgage, pledge, lease, assign, transfer, dispose of or encumber, agree to or otherwise effect a deed or assignment in lieu of foreclosure with respect to, or otherwise dispose of any Company Properties (or real property that if owned by Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, except (A) leases of Company Properties in the ordinary course of business which do not grant any preferential purchase options and which comply with Section 6.1(b)(xi), (B) transfers by Company or any wholly-owned Company Subsidiary to or from Company or any wholly-owned Company Subsidiary, any pending sales or other dispositions set forth on Section 6.1 of the Company Disclosure Letter (which, for the avoidance of doubt, shall set forth the purchase price for such sale or disposition and the material terms of the same, and any material modifications to such terms shall require the prior written consent of Parent, in Parent’s reasonable discretion), and (C) such other sales, transfers or dispositions of Company Properties with a value of no more than $2,000,000 individually and $10,000,000 in the aggregate in the ordinary course of business consistent with past practice;
(viii)         incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue any debt securities of the Company or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company Credit Facilities that does not, in the aggregate at any given time, exceed $25,000,000; (B) refinancing of existing Indebtedness (excluding, for the avoidance of doubt, the Company Credit Facilities); provided, that the terms of such new Indebtedness shall not be materially more onerous on the Company compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not exceed the Indebtedness it is replacing or the aggregate repayment amount due at Closing); (C) Indebtedness that does not, in the aggregate, exceed $10,000,000; or (D) as otherwise set forth in Section 6.1 of the Company Disclosure Letter;

(ix)            make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a Company Subsidiary to the Company or a Company Subsidiary, (B) loans, advances or investments required to be made under any of the Company Leases pursuant to which any third party is a lessee or sublessee on any Company Property, (C) in connection with any Tenant Improvements (including, without limitation, obtaining any letters of credit in connection therewith including any related credit or reimbursement arrangements) at any of the Company Properties and (D) investments permitted pursuant to Section 6.1(b)(vi);
(x)             enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by the Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage, deed of trust, similar instrument or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or transactions contemplated hereby, (C) in connection with any Tenant Improvements at the any of the Company Properties, (D) in connection with the planned development or redevelopment activities of Company and the Company Subsidiaries, (E) surety or performance bonds, letters of credit or similar agreements entered into by Company or any Company Subsidiary with respect to any Environmental Laws or Environmental Permits in the ordinary course of business consistent with past practice or (F) as permitted pursuant to Section 6.1 (including Section 6.1(b)(xi));
(xi)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease of real property that, if existing as of the date of this Agreement, would be a Material Company Lease) or Company Ground Lease (or any lease that, if existing as of the date of this Agreement, would be a Company Ground Lease), except for (A) renewing or extending any Material Company Lease (including by entering into a modification or an amendment to effect such renewal or extension) in the ordinary course of business on market terms, or entering into any new lease that would have been a Company Lease if existing on the date of this Agreement, and (B) any entry into, renewal, modification, amendment or termination in accordance with the terms of any such lease that (i) occurs without any required approval (other than notice of renewal or by amendment that does not change any material term of such lease) by the Company or any Company Subsidiary, or (ii) would not otherwise be materially adverse to the Company or any Company Subsidiary (it being acknowledged and agreed that the participation of the Company or any Company Subsidiary in any fair market determination or similar process required by any lease shall not constitute a violation of this Section 6.1(b)(xi)), or (C) as set forth in Section 6.1(b)(xi) of the Schedules to this Agreement;

(xii)         settle or compromise any claim or Action, other than settlements or compromises that (A) with respect to the payment of monetary damages (including applicable deductibles), involve only any monetary damages that (x) are equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of the Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (y) do not exceed $2,000,000 individually or $5,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against the Company or any Company Subsidiary or the Surviving Entity, (C) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii)) or (D) are with respect to any Action involving any present, former or purported holder or group of holders of Company Common Stock in its capacity as such;
(xiii)        hire or terminate (other than for “cause”) any employee, executive officer or director of the Company or any Company Subsidiary with a base salary or annualized hourly wage rate in excess of $200,000 per year or appoint any Person to a position of executive officer or director of the Company or any Company Subsidiary;
(xiv)          (A) enter into, renew, modify or terminate any Collective Bargaining Agreement or recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any employees of the Company or any Company Subsidiary, except as required by Law; (B) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, material reductions in compensation or other similar actions; or (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or any Company Subsidiary;
(xv)         except (x) as required by Law, the terms of any Company Equity Incentive Plan, other Company Benefit Plan, including the applicable award agreement with respect to any Company Equity Award in effect as of the date of this Agreement or entered into in accordance with this Section 6.1, (y) as set forth on Section 6.1 of the Company Disclosure Letter or (z) as expressly and specifically required by the terms of this Agreement, (A) enter into, adopt, terminate or materially amend any Company Benefit Plan (or other benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if in effect as of the date hereof); (B) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or the benefits payable to or that may become payable to any current or former employee, officer, director or other individual service provider, other than payments of normal annual short-term incentive compensation in the ordinary course of business consistent with past practice; (C) grant, confer, or announce any cash or equity or equity-based compensation awards, bonus, retention, change in control, transaction, severance or other similar compensation, or modify the terms of any equity or equity-based compensation; or (D) enter into any new employment, retention, indemnification, severance or similar agreement;
(xvi)        fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2026, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP, the SEC or the Financial Accounting Standards Board or any similar organization;

(xvii)         enter into any new line of business;
(xviii)        enter into any Tax Protection Agreement, make, change or rescind any material election relating to Taxes (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or non-U.S. Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or to preserve the tax treatment or status of an existing Qualified REIT Subsidiary or an existing Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xix)          take any action that would, or that would reasonably be expected to, cause the Company to fail to qualify as a REIT;
(xx)         adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction expressly contemplated by this Agreement, permitted by Section 6.1(b)(vi) or Section 6.1(b)(viii) or as permitted by Section 7.3;
(xxi)         sell, assign, transfer, abandon, permit to lapse, license, sublicense, or otherwise dispose of any Company Intellectual Property, or disclose any trade secret to any Person (other than in the ordinary course of business in circumstances in which it has imposed reasonable and customary confidentiality restrictions);
(xxii)         except pursuant to and in accordance with the Company Budget or as required by the terms of any Company Lease or Company Ground Lease, make or commit to make any capital expenditures in excess of $2,000,000 individually or $10,000,000 in the aggregate; or
(xxiii)        authorize, or enter into any Contract, agreement, commitment or arrangement to do any of the actions described in Section 6.1(b)(i) through Section 6.1(b)(xxii).

(c)          Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any Company Subsidiary from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is reasonably necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii) or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, in each case, subject to Section 7.10.
Section 6.2           Other Actions.  During the Interim Period, the Parent Parties shall not, and shall cause their respective Affiliates not to, acquire or enter into a definitive transaction agreement to agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or enter into a definitive transaction agreement to agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to satisfy the conditions to the consummation of the transactions contemplated by Article 8 of this Agreement or the expiration or termination of any applicable waiting period; (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement resulting in the failure to satisfy any of the conditions set forth in Article 8; (c) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (d) materially delay or prevent the consummation of the transactions contemplated by this Agreement.
Section 6.3          No Control of Business.  Without limiting Section 6.1 and the other covenants of the Parties herein, nothing shall give any of the Parent Parties, directly or indirectly, the right to control or direct the Company, or any of the Company’s or any Company Subsidiary’s operations prior to the Effective Time, and prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE 7
ADDITIONAL COVENANTS
Section 7.1           Preparation of the Proxy Statement; Stockholders Meeting.
(a)         As promptly as reasonably practicable (and in any event, no later than thirty (30) days) following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form.  The Company shall use its reasonable best efforts so that the Proxy Statement will comply in all material respects with the applicable requirements of the Exchange Act and the MGCL and the rules and regulations of the SEC and the NYSE.  The Company shall use its reasonable best efforts to mail or deliver the definitive Proxy Statement to its stockholders entitled to vote at the Company Stockholder Meeting as promptly as reasonably practicable (and in any event, no later than ten (10) days) following clearance from the SEC.  Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the Company and provide such other assistance and information, in each case, as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC.  The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to and provide Parent a reasonable opportunity to participate in any substantive discussions with the SEC regarding the Proxy Statement.  Notwithstanding the foregoing, prior to any filing or mailing of the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent.  Notwithstanding the foregoing, the Company assumes no responsibility hereunder with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.
(b)         If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company.  Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a).  Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a).  For purposes of Section 4.15, Section 5.5 and this Section 7.1, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c)         As promptly as reasonably practicable following the date that the Proxy Statement is cleared (or deemed cleared) by the SEC, the Company shall, in accordance with applicable Law, the rules of the NYSE and the Company Charter and the Company Bylaws, establish (and shall not change without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed) a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting no later than the thirty-fifth (35th) day following the first mailing of the Proxy Statement to the Company’s stockholders.  The Company shall, through the Company Board, (i) recommend to its stockholders that such stockholders provide the Company Stockholder Approval, (ii) include such recommendation in the Proxy Statement and (iii) solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 7.3.  Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to (and, if requested by Parent on no more than two (2) occasions, the Company shall) make one or more successive postponements or adjournments (in each case, of no more than ten (10) Business Days) of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Merger and the other transactions contemplated hereby; provided, that such postponements or adjournments shall not exceed thirty (30) Business Days in the aggregate without the prior written consent of Parent.  The Company shall use its reasonable best efforts to conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act promptly following the date hereof.  The Company shall use reasonable best efforts to cooperate with Parent with respect to its proxy solicitation efforts, and shall keep Parent reasonably informed on a reasonably current basis or as otherwise reasonably requested by Parent with respect to the proxy voting results and any substantive communication from any proxy voting advisory firm in connection with the Merger (and the parties shall cooperate with each other in connection with any material correspondence with any such proxy voting advisory firm in connection with the Merger).  Unless this Agreement is validly terminated in accordance with Article 9, (x) the Company shall not submit to the vote of its stockholders any Acquisition Proposal and (y) the obligation of the Company to duly call, give notice of and convene the Company Stockholder Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by applicable Law) to the Company’s stockholders shall not be affected by any Adverse Recommendation Change.  Without the prior written consent of Parent, the approval of the Merger and adoption of the Merger Agreement shall be the only matter (other than matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger or the transactions contemplated by a merger agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

Section 7.2           Access to Information; Confidentiality.
(a)         During the Interim Period, to the extent permitted by applicable Law, subject to the reasonable restrictions and procedures as the Company may establish, and solely for the purposes of furthering the Merger and the other transactions contemplated by this Agreement (including Financing) or integration, post-closing operations or post-closing structuring planning, related thereto, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice, to all of their respective properties, offices, books, Contracts, personnel, records, and other information; provided that in no event shall Parent or its Representatives have the right to conduct environmental sampling or testing of any kind, except with the Company’s prior written consent (which consent may be withheld, conditioned or delayed in the Company’s sole and absolute discretion).  No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2(a) is made, and Parent may not rely on the accuracy of such information, in each case except to the extent expressly set forth in the representations and warranties included in Article 4 (including the Company Disclosure Letter) or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder, and no investigation under this Section 7.2(a) shall affect any of the representations and warranties of the Company contained in this Agreement or in any document or certificate delivered by a Company Entity in connection with this Agreement and the transactions contemplated hereunder.  Notwithstanding the foregoing, the Company shall not be required by this Section 7.2(a) to provide Parent or its Representatives with access to or to disclose information (A) the disclosure of which would violate any Law applicable to the Company, the Company Subsidiaries or any of their Representatives, or (B) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a loss of privilege to the Company or the Company Subsidiaries; provided, that the Company shall use its reasonable best efforts to disclose such documents or information (or as much of it as possible) in a manner that does not contravene applicable Law or result in a loss of attorney-client, attorney work product or other legal privilege.  Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder.  Prior to the Effective Time, Parent shall not, and shall cause its Representatives and Affiliates not to, contact or otherwise communicate with parties with which Parent knows the Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Company or any Company Subsidiary or this Agreement and the transactions contemplated hereby without the prior written consent of the Company (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict Parent or its Representatives or Affiliates from contacting such parties in connection with pursuing the business of Parent and its Affiliates in the ordinary course).  Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above with respect to the provision of access to information or personnel by electronic means if, and to the extent, physical access would not be permitted under applicable Law.  Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.2 for any competitive purpose in violation of applicable Law or other purpose unrelated to the transaction contemplated by this Agreement.
(b)        Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Nondisclosure Agreement, which shall remain in full force and effect pursuant to the terms thereof until the Closing (at which point it shall automatically terminate) notwithstanding the execution and delivery of this Agreement or the termination thereof; provided, that the disclosure and use of information in connection with the taking by Parent or any of its Representatives of any actions contemplated by this Agreement (including any actions in furtherance of the matters contemplated by Section 7.6), shall, in each case, not constitute a breach of this Section 7.2 or the Nondisclosure Agreement.  Notwithstanding the foregoing or anything to the contrary in the Nondisclosure Agreement, Parent will be permitted to make disclosures to any financing sources or prospective financing sources, including Parent’s investors, that reasonably require such information in order to, directly or indirectly, become parties to the Financing (including any Debt Financing Sources) (and, in each case, to their respective Representatives who reasonably need to know such information in connection with the Financing) so long as such Persons are bound by the Nondisclosure Agreement in the same capacity as Representatives thereunder.

Section 7.3           No Solicitation; Company Acquisition Proposals.
(a)        Except as expressly permitted by this Section 7.3, during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with Article 9 and the Effective Time, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors not to, and shall direct its and their other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, discussion, offer or request (an “Inquiry”) that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) approve or recommend an Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement providing for or relating to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referred in this clause (iv), other than an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”), or (v) agree to do any of the foregoing; provided, that the Company shall be permitted to release or waive any standstill obligations in any existing confidentiality agreements but only to the extent necessary to allow the applicable counterparty thereof to make an Acquisition Proposal in accordance with this Agreement.  In addition, the Company shall, and shall cause each of the Company Subsidiaries and its and their officers and directors to, and shall direct its and their other Representatives to, immediately cease any existing solicitation, discussions or negotiations with any Person with respect to any Acquisition Proposal and promptly (and in any event within five (5) Business Days of this Agreement) request the return or destruction of any non-public information provided to any such Person or its Representatives in connection with any Acquisition Proposal within the twelve (12) months prior to the date of this Agreement, and promptly (and in any event within five (5) Business Days of this Agreement) terminate all physical and electronic data room access granted to any such Person or its Representatives. The Company shall not enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing to Parent any information required to be provided to Parent pursuant to this Agreement.

(b)        Notwithstanding anything to the contrary in this Agreement, at any time on or after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Acquisition Proposal by a third party made after the date of this Agreement that did not result in whole or in part from a breach of this Section 7.3 (it being agreed that the Company may contact any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal) (i) provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and the Company Subsidiaries to such third party (and such third party’s Representatives, including potential financing sources) making such Acquisition Proposal (provided, however, that (A) prior to so providing such information, the Company receives from the third party an executed confidentiality agreement on customary terms no more favorable in any material respect to such Person than the Nondisclosure Agreement, it being understood that such confidentiality agreement (x) may not prohibit the Company or any Company Subsidiary from providing any information required to be provided to Parent in accordance with this Agreement within the time periods contemplated hereby and (y) need not contain any “standstill” or similar provisions that would prohibit the making or amendment of any non-public Acquisition Proposal to the Company Board (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any third party given such access that was not previously made available to Parent and Merger Sub as promptly as practicable after providing it to such third party (and in any event within twenty-four (24) hours thereafter)), and (ii) engage in, enter into or otherwise participate in discussions or negotiations with such third party (and such third party’s Representatives, including potential financing sources) with respect to the Acquisition Proposal if, in the case of each of the immediately foregoing clauses (i) and (ii), the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal.
(c)          During the period from the date of this Agreement and until the earlier of the termination of this Agreement in accordance with Article 9 and the Effective Time, the Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt by any Company Entity or any of its Representatives of any Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or any request for nonpublic information regarding the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, an Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with the Company regarding a possible Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.  Such notice shall be made in writing and shall identify the Person or group making such Acquisition Proposal or Inquiry and the material terms and conditions of any such Acquisition Proposals or Inquiries, to the extent known (including, if applicable, providing copies of any written Acquisition Proposals or Inquiries that constitute, or would reasonably be expected to lead to, an Acquisition Proposal and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information (which information is proprietary to such Person or group and does not relate to the terms of such Acquisition Proposal or Inquiries or agreements and is not relevant to the evaluation thereof) of the Person or group making such Acquisition Proposal or Inquiry to the extent required by the terms thereof or a Contract to which the Company is a party as of the date hereof).  The Company shall also keep Parent reasonably informed of the status and terms of any Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or related negotiations on a reasonably current basis, including by providing a copy of all written amendments or supplements to such Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or proposed agreements related thereto (which may be redacted to the extent necessary to protect confidential information (which information is proprietary to such Person or group and does not relate to the terms thereof or the Company’s evaluation thereof) of the Person or group making such Acquisition Proposal or Inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal to the extent required by the terms thereof or a Contract to which the Company is a party as of the date hereof).

(d)         Except as permitted by this Section 7.3(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent) the Company Board Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Proxy Statement, (iv) fail to publicly reaffirm the Company Board Recommendation within seven (7) Business Days after Parent so requests in writing following the public announcement by any Person of an Acquisition Proposal or any amendment to the price of or any other material amendment to any such Acquisition Proposal (or, if the Company Stockholder Meeting is scheduled to be held within five (5) Business Days, within three (3) Business Days after Parent so requests in writing, but in any event not later than one (1) Business Day prior to the Company Stockholder Meeting); provided that, other than any reaffirmation following receipt of an Acquisition Proposal or any amendment to the price of or any other material amendment to any such Acquisition Proposal, Parent may only make such a request on one occasion with respect to each such Acquisition Proposal or such amendment, (v) fail to publicly recommend against any tender offer or exchange offer for Company Common Stock subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or, if the Company Stockholder Meeting is scheduled to be held within five (5) Business Days, within three (3) Business Days after Parent so requests in writing, but in any event not later than one (1) Business Day prior to the Company Stockholder Meeting) (any of the actions described in clauses (i), (ii), (iii), (iv) or (v) of this Section 7.3(d), an “Adverse Recommendation Change”), or (vi) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 7.3).  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, subject to compliance in all material respects with Section 7.3(e), the Company Board may (A) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with any of its duties under applicable Law, or (B) effect an Adverse Recommendation Change or enter into an Alternative Acquisition Agreement and terminate this Agreement pursuant to and to the extent permitted by Section 9.1(d)(ii) if the Company Board receives an Acquisition Proposal, which Acquisition Proposal did not result from a breach of this Section 7.3 and the Company has otherwise complied in all material respects with the terms of Sections 7.3(a) through (d), and the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal.

(e)       The Company Board shall only be entitled to effect an Adverse Recommendation Change or enter into an Alternative Acquisition Agreement and terminate this Agreement pursuant to Section 9.1(d)(ii) as permitted under Section 7.3(d) if (i) the Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that the Company intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or describing the Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of all material and relevant documents and agreements relating to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute an Adverse Recommendation Change), (ii) during the four (4) Business Day period following Parent’s receipt of the Notice of Change of Recommendation and the documents contemplated by the foregoing clause (i) and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (a “Notice of Change Period”), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent, and not withdrawn, in response to the Notice of Change of Recommendation or otherwise, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect an Adverse Recommendation Change would be inconsistent with any of its duties under applicable Law. Any amendment to the financial terms or any other material amendment of such a Superior Proposal or any material change to the event or circumstances constituting the Intervening Event shall require a new Notice of Change of Recommendation, and the Company shall be required to comply again with the requirements of this Section 7.3(e); provided, however, that the Notice of Change Period shall be reduced to three (3) Business Days following receipt by Parent of any such new Notice of Change of Recommendation and ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day.
(f)        Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that the Company Board determines in good faith, after consultation with outside legal counsel, that such disclosure is required under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act shall not constitute an Adverse Recommendation Change); provided, however, that (x) neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 7.3(d), and (y) any such disclosure that constitutes, or is reasonably likely to result in, an Adverse Recommendation Change shall require compliance with the procedures set forth in Section 7.3(e).  The Company agrees that any action (or inaction) by any director, officer, financial advisor or investment banker of the Company that, if taken or not taken, by the Company would be a breach of this Section 7.3 shall be deemed to be a breach of this Section 7.3 by the Company.

(g)        Other than in furtherance of the consummation of the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall not take any actions to exempt any person from the “Aggregate Share Ownership Limit” or “Common Share Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 9.1(d)(i).
(h)          For purposes of this Agreement:
(i)              “Acquisition Proposal” means any bona fide proposal or offer from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, issuance, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of the Company and the Company Subsidiaries that generate 25% or more of the net revenues or net income or that represent 25% or more of the consolidated total assets (based on the fair market value) of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) of 25% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 25% or more of the outstanding shares of any class of voting securities of the Company, in each case other than the transactions contemplated by this Agreement; provided, however, that the term “Acquisition Proposal” shall not include the Merger, or any of the other transactions, contemplated by this Agreement.
(ii)            “Superior Proposal” means any Acquisition Proposal (with all percentages included in the definition of “Acquisition Proposal” increased to 50.1%) that (A) is made in writing by a third party, (B) the Company Board determines in its good faith judgment, after consultation with its outside legal counsel and independent financial advisors, taking into account all legal, financial, financing, regulatory approvals, conditionality, the identity of the third party making the proposal, feasibility, certainty and likelihood of closing, the break up fee provisions and all other terms and conditions of the proposal and this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal), that if consummated in accordance with its terms, would be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions hereof proposed in writing by Parent).

(iii)           References in this Section 7.3 to the Company Board shall mean the board of directors of the Company or a duly authorized committee thereof.
Section 7.4          Public Announcements.  Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the transactions contemplated by this Agreement as may be required by applicable Law, Order or the applicable rules of any stock exchange, in which case such Party shall consult with the other Party before making such public statement or filing and provide such other Party an opportunity to review and comment thereon, except to the extent it is not reasonably practicable to do so.  Notwithstanding the foregoing: (i) each of Parent and the Company may, without such consultation, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make disclosures in documents required to be filed or furnished by the Company with the SEC, make internal announcements to employees or make other public statements, in each case, so long as such statements or announcements are consistent with (and not materially expansive of) (A) the Proxy Statement, previous press releases, public disclosures or public statements or announcements made jointly by the parties (or individually, if approved by the other party) or (B) employee communications plans that have been mutually agreed by the parties in accordance with this Section 7.4; (ii) the Company may, without prior consultation, make public disclosures in the ordinary course of business that do not relate to this Agreement or the transactions contemplated by this Agreement; (iii) the Company Board may, without prior consultation, make a “stop, look and listen” communication pursuant to Section 7.3(f); (iv) each of Parent and the Company may, without such consultation, make public disclosures as reasonably necessary in any Action among the parties or their respective Affiliates related to the transactions contemplated by this Agreement; and (v) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make disclosure and communication to existing or prospective direct or indirect general or limited partners, equity holders, lenders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions, and as reasonably required in connection with the consummation of the transactions contemplated by this Agreement.

Section 7.5           Indemnification; Directors’ and Officers’ Insurance.
(a)         For a period of six (6) years following the Closing, to the fullest extent permitted by applicable Law and required under (x) any indemnification or similar agreement or Company Employment Agreement or (y) the Organizational Documents of the Company or any Company Subsidiary, in each case, as in effect as of the date hereof and made available to Parent, in connection with any Claim with respect to acts or omissions occurring prior to the Effective Time, each of Parent and the Surviving Entity shall jointly and severally: (i) indemnify and hold harmless each Person who is at the date of this Agreement, was previously, or was during the period from the date of this Agreement through the Closing Date, serving as a manager, director or officer of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”), and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; (ii) use their reasonable best efforts to assist in the defense of any such Claim; and (iii) promptly pay on behalf of or, advance to each of the Indemnified Parties, to the fullest extent required by such indemnification agreements and Organizational Documents, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided, that Parent and the Surviving Entity shall not be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent an Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable).  The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.5(a) shall extend solely to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a manager, director or officer of the Company or any of the Company Subsidiaries after the date of this Agreement and shall inure to the benefit of such Person’s heirs, executors and personal and legal representatives.  As used in this Section 7.5(a), unless otherwise defined in the applicable indemnification agreement or Organizational Document, (i) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party, any Governmental Authority or any other Person or that any Indemnified Party in good faith believes might lead to the institution of any Action, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a manager, director, officer or trustee of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Benefit Plan maintained by any of the foregoing at or prior to the Closing, and (y) this Agreement or any of the transactions contemplated hereby, including the Merger; and (ii) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable and documented costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees and printing, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.  Parent and the Surviving Entity, as applicable, shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing.

(b)         Without limiting the foregoing, each of Parent and the Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the Indemnified Parties as provided in the Organizational Documents as of the date hereof, the Company Employment Agreements and indemnification or similar agreements of the Company and the Company Subsidiaries in effect as of the date hereof shall survive the Merger and shall continue in full force and effect in accordance with their terms.  For a period of six (6) years following the Closing, the organizational documents of the Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of managers, directors or officers, agents, employees, fiduciaries, advisors or Persons acting in similar capacities than are set forth in the Organizational Documents of each of the Company and the Company Subsidiaries as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing with the intent to or in any manner that would affect adversely the rights thereunder of Persons who, at or prior to the Closing, were managers, directors or officers of the Company or any of the Company Subsidiaries, in each case, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.
(c)         For a period of six (6) years after the Closing, as applicable, Parent and the Surviving Entity shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance as of the date hereof covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Closing (a true and complete copy of which has been made available to Parent) (the “Existing Policies”); provided, that in lieu of such obligation, (i) Parent or the Surviving Entity, as applicable, may substitute therefor policies of an insurance company with the same or better rating as the Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Existing Policies as of the date of this Agreement and which substitute policies are reasonably acceptable to the Company, or (ii) the Company may obtain extended reporting period coverage under the Existing Policy insurance programs (to be effective as of the Closing) or purchase a “tail” policy for a period of six (6) years after the Closing; provided, further, that in no event shall Parent or the Surviving Entity be required to pay premiums for insurance under this Section 7.5(c) in excess of 300% of the most recent annual premiums paid by or on behalf of the Company prior to the date of this Agreement for such purpose, it being understood that if the premiums of such insurance coverage exceed such amount, Parent and the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d)         If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.5. Parent and the Surviving Entity shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any subsidiary of Parent or the Surviving Entity, as applicable, in a manner that would reasonably be expected to render Parent or the Surviving Entity unable to satisfy their obligations under this Section 7.5.
(e)         Parent and the Surviving Entity shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law.
(f)          The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Entity and shall not be amended in a manner that is adverse to any Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of such Indemnified Party (including such successors, assigns and heirs) affected thereby, except to the extent otherwise required by applicable Law.  The exculpation and indemnification provided for by this Section 7.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.  Nothing in this Agreement, including this Section 7.5, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to, or in substitution for, any such claims under any such policies.  The provisions of this Section 7.5 shall survive the consummation of the Merger.

Section 7.6           Appropriate Action; Consents; Filings.
(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall and shall cause the Company Subsidiaries, Merger Sub and the Parent Subsidiaries, respectively, and their respective Affiliates to use their respective reasonable best efforts to consummate and make effective, when required in accordance with this Agreement, the Merger and the other transactions contemplated by this Agreement, including (i) using reasonable best efforts to take all actions necessary to cause the other Parties’ conditions to Closing set forth in Article 8 to be satisfied, (ii) using reasonable best efforts to obtain all necessary or advisable actions or non-actions, waivers, waiting period expirations or terminations, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, the giving of any notices to Governmental Authorities or other Persons and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and using reasonable best efforts to take all steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including providing a reasonable response expeditiously to and substantially complying with any and all information and document requests by any Governmental Authority in connection with any investigation of the transactions contemplated hereby, (iii) using reasonable best efforts to defend through litigation on the merits any Action, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or restraining order entered by any court or other Governmental Authority vacated or reversed, under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur when required hereunder, and (iv) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that notwithstanding anything herein to the contrary (x) no Parent Party or any of their Affiliates shall be required hereunder to take or commit to take (and in no event shall the reasonable best efforts of any Parent Party or any of their affiliates be deemed or construed to require such Person to take or commit to take) any action, or agree to any condition or restriction, in each case that is not conditioned upon the occurrence of the Closing or that would reasonably be expected to, individually or in the aggregate (A) have a Parent Material Adverse Effect or (B) prevent the utilization of the Financing at or after the Closing in connection with the Financing Commitments (and the definitive agreements contemplated thereby) and (y) no Company Entity shall take any such action or agree to any such condition or restriction, in each case, without the prior written consent of Parent.

(b)         In connection with and without limiting the foregoing Section 7.6(a), each of Parent and the Company shall use its reasonable best efforts (or shall cause Merger Sub or the Company Subsidiaries and their applicable Affiliates, respectively), to give any material notices to third parties, and each of Parent and the Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any material third-party consents not covered by Section 7.6(a) that are necessary to consummate the Merger and the other transactions contemplated by this Agreement; provided that, none of the Parent Parties shall be required to make and without the prior written consent of Parent, no Company Entity will make (or promise to make) any payment or concession in order to obtain any such consent.  Each of the Parties shall and shall cause their respective Affiliates to furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement.  To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such Parties and each of their respective Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges.  The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials.  To the extent reasonably practicable, neither of the Company nor any of the Parent Parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in Person) in any such meeting with such Governmental Authority (except to the extent that confidential, competitively sensitive business information is to be discussed at such a meeting or conversation).
Section 7.7           Notification of Certain Matters.
(a)         The Company and its Representatives shall, to the extent legally permissible, give prompt notice to Parent, and Parent and its Representatives shall, to the extent legally permissible, give prompt notice to the Company, of (i) any notice or other communication received by such Party from (x) any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Merger or the other transactions contemplated by this Agreement, or (y) from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, and (ii) any material Actions threatened or commenced against or otherwise affecting (x) in the case of the Company, any Company Entity, any of their Affiliates or any of their respective directors, officers, employees, stockholders or Representatives that are related to this Agreement, the Merger or the other transactions contemplated by this Agreement, and (y) in the case of Parent, any Parent Party, any of their Affiliates or any of their respective directors, officers, employees, stockholders or Representatives that are related to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b)         The Company and its Representatives shall give Parent (i) the opportunity to reasonably participate in (at Parent’s sole cost and expense) the defense and settlement of any stockholder litigation against any Company Entity, any of their Affiliates or any of their respective directors or officers, relating to this Agreement, the Merger and the transactions contemplated hereby and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) a reasonable opportunity to review and comment on material filings, or responses or settlements to be made or filed by or on behalf of the Company in connection with such litigation (and the Company shall consider in good faith all reasonable comments).  Without limiting the foregoing, this Section 7.7(b) shall not give Parent the right to control such defense, and that the Company shall control such defense.
Section 7.8          Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps to cause any dispositions of Company Common Stock (including Company Equity Awards and any other derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.9           Delisting and Deregistering of Company Securities.  Parent and the Surviving Entity shall use their reasonable best efforts, and the Company shall cooperate with Parent, to cause the Company Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the Effective Time.
Section 7.10         Dividends.  In the event that a distribution with respect to the Company Common Stock is expressly permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such Company Common Stock on the Closing Date immediately prior to the Effective Time.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company may declare and pay a dividend to its shareholders distributing cash in such amounts determined by the Company, in the reasonable discretion of the Company Board exercised in good faith, on advice of counsel to the Company (in consultation with Parent) reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code (a “Special Pre-Closing Dividend”).  If the Company declares a Special Pre-Closing Dividend to its shareholders pursuant to this Section 7.10 or Section 6.1, the Merger Consideration shall be decreased by an amount equal to such Special Pre-Closing Dividend.
Section 7.11        Voting of Shares.  Parent shall vote all Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of this Agreement.
Section 7.12       Takeover Statutes.  The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.13         Tax Representation Letter.  The Company shall deliver to Venable LLP (or other counsel to the Company) a tax representation letter, in substantially the form attached hereto as Exhibit A (with such changes thereto as are mutually agreeable to the Parent Parties and the Company, such agreement not to be unreasonably withheld), dated as of the Closing Date and signed by an officer of the Company, in form and substance reasonably acceptable to such counsel, containing representations of the Company for purposes of rendering the opinion described in Section 8.2(e).
Section 7.14        Merger Subs; Subsidiaries.  Parent shall cause each of Merger Sub and any other applicable Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.  The Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.
Section 7.15         Employee Benefit Matters.
(a)       For a period of twelve (12) months following the Closing Date (or, if earlier, until the termination date of the applicable Company Employee), Parent shall provide, or shall cause the Surviving Entity or its Subsidiaries to provide, each employee of the Company and any of the Company Subsidiaries as of the Effective Time (each, a “Company Employee”, together the “Company Employees”) with (i) base salary or wage rates that are no less than the base salary or wage rates provided to each such Company Employee immediately prior to the Closing, (ii) target annual cash bonus opportunities (excluding equity incentive opportunities), if any, that are no less favorable than those provided to each such Company Employee immediately prior to the Closing, and (iii) retirement and welfare benefits and other employee benefits (excluding defined benefit pension, equity or equity-based opportunities, deferred compensation, change in control, transaction, retention, severance, bonus, long-term incentive or retiree or post-employment health or welfare benefits) that are substantially comparable, in the aggregate, to those provided to each such Company Employee immediately prior to the Closing under the Company Benefit Plans set forth on Section 4.13(a) of the Company Disclosure Letter (subject to the same exclusions).

(b)          For purposes of eligibility to participate, vesting (other than vesting of future equity awards) and determination of level of paid time off and severance benefits under the compensation and benefit plans, programs, agreements and arrangements of Parent, the Surviving Entity and any of their respective subsidiaries providing benefits to any Company Employees after the Closing, and in which such Company Employees did not participate prior to the Effective Time (collectively, the “New Plans”) (but excluding any New Plan that is a defined benefit pension plan), each Company Employee shall be credited with his or her years of service with the Company and any of the Company Subsidiaries (and any additional service with any predecessor employer) before the Closing, to the same extent and for the same purpose as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, except where such credit would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, during the plan year in which the Closing occurs, Parent, or its respective Subsidiary shall use its reasonable best efforts to: (i) cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the Closing; and (ii) for purposes of each New Plan providing medical, dental, prescription drug or vision benefits to any Company Employee, (x) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents except to the extent such pre-existing conditions and actively-at-work requirements would apply under the analogous Company Benefit Plan, and (y) cause any eligible expenses incurred and paid by such Company Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of the New Plan as if such amounts had been paid in accordance with such New Plan.
(c)         Nothing contained herein shall be construed as requiring the Company, any Company Subsidiary, Parent, the Surviving Entity or its Affiliates to continue the employment of any specific Person.  Nothing contained herein shall be construed as an amendment to or establishment of any Company Benefit Plan, any New Plan or any other compensation or benefit plan or arrangement for any purpose.
(d)         No later than twenty (20) Business Days prior to the Effective Time (the “Notification Date”), Parent shall (i) communicate to the Company or any Company Subsidiaries whether Parent or its Subsidiaries will enter into, prior to or as of the Effective time, any new employment agreement or other arrangement or contract that provides compensation or benefits (the “Parent Arrangements”) with such individuals that the Company identifies and communicates to Parent no later than ten (10) Business Days prior to the Notification Date to be a “disqualified individual” within the meaning of Section 280G of the Code, and, (ii) if applicable, furnish to the Company a copy of the Parent Arrangements (or the material terms thereof to the extent the Parent Arrangements have not been drafted), prior to the Notification Date.
(e)         Nothing in this Section 7.15 shall (i) confer any rights upon any Person, including any Company Employee or former employee of the Company, Surviving Entity or its Affiliates, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Company Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent, Surviving Entity or their Affiliates, whether during the one (1) year period after Closing or afterwards, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Benefit Plan or any New Plan, or (iv) alter or limit the ability of the Company, any Company Subsidiary, Parent, the Surviving Entity or its Affiliates to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time.

Section 7.16         Tax Matters.
(a)         Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, share transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.
(b)        Parent and the Company shall, upon written request, use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).
(c)          Prior to Closing, the Company shall deliver to Parent a duly executed IRS Form W-9 with respect to the Company, dated as of the Closing Date.
(d)        The Company and each Company Subsidiary shall use their reasonable best efforts to provide (at Parent’s sole cost and expense) cooperation and assistance to Parent regarding modifications to the structure of the transactions contemplated pursuant to this Agreement that Parent reasonably requests, including to (a) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited partnerships or limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell, transfer or distribute or cause to be sold, transferred or distributed (by merger or otherwise) any assets owned, directly or indirectly, by the Company (or any Company Subsidiary), or any stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more wholly owned Company Subsidiaries, in each case, at a price and on such other terms as designated by Parent (including to the Company or any other wholly owned Company Subsidiary), or (c) exercise any right of the Company or a wholly owned Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a wholly owned Company Subsidiary is a party, (any action or transaction described in clause (a) through (c), a “Parent-Approved Transaction”); provided, that (i) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of (A) any Organizational Document of the Company or any of the Company Subsidiaries, (B) any Company Material Contract, or (C) applicable Law, (ii) the consummation of any Parent-Approved Transaction or other obligations of the Company or any of the Company Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article 8 having been satisfied (or, with respect to Section 8.2(b), waived) and receipt by the Company of a written notice from Parent stating that the Parent Parties are prepared to proceed immediately with the Closing and irrevocably waiving any right to claim that the conditions to their obligations to consummate the Merger set forth in Section 8.1 and Section 8.2 have not been satisfied (other than delivery by the Company at the Closing of the certificate specified in Section 8.2(d) and the opinion specified in Section 8.2(e)), together with any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b), and (c) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration or the obligation to complete the Merger in accordance with the terms of this Agreement, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification as a REIT of the Company or could subject the Company to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), (v) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could result in any Tax being imposed on, or any material adverse Tax consequences to any shareholder or other equity interest holder of the Company (in such person’s capacity as a shareholder or other equity interest holder of the Company), that are incrementally greater or more adverse, as the case may be, than the Taxes or other material adverse Tax consequences that would be imposed on such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 7.16(d), and (vi) neither the Company nor any of the Company Subsidiaries shall be required to provide any material non-public information to a Company third party other than Parent and its Affiliates or their respective Representatives.  Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and subject to the limits set forth above.  Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.16(d).  The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal or Superior Proposal for any purposes hereunder.

Section 7.17         Parent Financing.
(a)         The Parent Parties shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions set forth in the Financing Commitments, including using reasonable best efforts to, (i) maintain in effect the Financing Commitments and negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions not materially less favorable to the Parent Parties than those set forth in the Financing Commitments (including any related flex provisions) (the “Financing Agreements”), and execute and deliver to the Company copies thereof concurrently with such execution, (ii) satisfy on a timely basis all conditions applicable to, and to be satisfied by, any of the Parent Parties set forth in the Financing Commitments and the Financing Agreements and comply with their obligation thereunder and (iii) consummate the Financings contemplated by the Financing Commitments, assuming satisfaction of the conditions in Section 8.1 and Section 8.2 and the accuracy of the representations and warranties in Article 4.
(b)         Parent shall (i) comply in all material respects with the Financing Commitments and each of the Financing Agreements and (ii) keep the Company informed on a timely basis including prompt notice if for any reason (and in any event no later than three (3) Business Days following the date) Parent has concluded in good faith that it will not be able to obtain any part of the Financings on the Closing Date, and shall give the Company prompt notice of (and in any event no later than three (3) Business Days following) the receipt by Parent of any notice or other communication from any Financing Source for the Financings with respect to any (A) actual breach, default or termination or written repudiation by any party to any Financing Commitment or any Financing Agreement of any provisions of any Financing Commitment or any Financing Agreement or (B) material dispute or disagreement between or among any parties to any Financing Commitment or any Financing Agreement that would reasonably be expected to materially delay or prevent the Closing.  As soon as reasonably practicable after any request by the Company in writing, Parent shall provide reasonable detail of the status of its efforts to consummate the Financings and any additional information that is reasonably requested by the Company in writing relating to any circumstance referred to in the foregoing clauses (A) or (B) of the immediately preceding sentence.

(c)        None of the Parent Parties shall, without the prior written consent of the Company, replace (including pursuant to Section 7.17(d)), permit or consent to the assignment of commitments by any Financing Source, supplement, amend, modify or permit to exist any waiver of any of the Financing Commitments and Financing Agreements if any such replacement financing, supplement, amendment, modification or waiver (i) reduces the proceeds of the Financings available on the Closing Date from that contemplated in the Financing Commitments (after netting out original issue discount, upfront fees and other similar premiums and charges) unless, after giving effect to any available portion of the Financings, such amounts are sufficient to pay the Required Amount, (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions or contingencies to the receipt of the Financings or other terms as set forth in the Financing Commitments, in each case in a manner materially less favorable than those applicable to the original Financing, (iii) would reasonably be expected to materially delay or prevent the Closing or the funding of all or any portion of the Financings, (iv) would reasonably be expected to make the timely funding of all or any portion of the Financings or satisfaction of the conditions to obtaining the Financings materially less likely to occur or (v) would reasonably be expected to materially adversely impact the ability of Parent to enforce any rights, including, if any, to specific performance, against the Financing Sources and any other parties to the Financing Commitments.  Parent shall promptly (and in any event no later than three (3) Business Days thereafter) deliver to the Company executed copies of any replacements, modifications or waivers of or any supplements or amendments to the Financing Commitments.  References in this Agreement to the “Equity Funding Letter” and the “Financing Commitments” shall include any replacements, modifications or waivers of or any supplements or amendments to the Financing Commitments obtained by Parent pursuant to and in accordance with this Section 7.17, and references herein to “Equity Funding” and “Financing” shall be deemed to include any such replacement financing.
(d)         Subject to the terms and conditions of this Section 7.17, in the event that any portion of the Financings becomes unavailable prior to the expiration thereof on the terms and conditions contemplated in the Financing Commitments is terminated by any of the parties to the Financing Commitments or any Financing Source notifies any of the Parent Parties or any of their respective Affiliates in writing of the unwillingness of the Financing Sources (or any of them) to proceed with the Financings (an event referred to in this sentence, a “Financing Notice Event”), the Parent Parties shall (i) promptly (and in any event within three (3) Business Days) notify the Company of the Financing Notice Event, and (ii) as promptly as practicable following the occurrence of the Financing Notice Event, use reasonable best efforts to arrange and obtain financing from alternative sources in an amount at least equal to the Required Amount, as the case may be, on terms permitted by Section 7.17(c) and otherwise not materially less favorable to Parent (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Commitment Letter”) which shall replace the applicable existing Financing Commitment.  Parent shall promptly (and in any event within three (3) Business Days) deliver to the Company true and complete copies of the New Commitment Letter and all other agreements relating to such Alternate Financing.  References in this Agreement to the “Equity Funding Letter” and the “Financing Commitments” shall include any commitment for Alternate Financing obtained in replacement thereof by Parent pursuant to this Section 7.17(d) and references to “Equity Funding” and “Financing” shall be deemed to include such Alternate Financing.

(e)         Parent acknowledges and agrees that it shall be fully responsible for the Equity Funding and Parent shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable to obtain the Equity Funding in accordance with the Equity Funding Letter, including using reasonable best efforts to take all actions necessary to (i) comply with the terms of and maintain in effect the Equity Funding Letter, (ii) satisfy on a timely basis all conditions applicable to, and to be satisfied by Parent and set forth in the Equity Funding Letter and comply with its obligations thereunder and (iii) subject to the other terms and conditions hereof, consummate and fund the Equity Funding at or prior to the Closing, assuming satisfaction or waiver by the Party entitled to waive such condition of the conditions in Article 8 and the accuracy of the representations and warranties in Article 4.
(f)          Prior to the Closing, and at Parent’s sole expense (other than in respect to the Required Information and other information that would be prepared notwithstanding the assistance contemplated hereby), the Company agrees to provide, and shall cause the Company Subsidiaries and their respective Representatives to provide, commercially reasonable cooperation that is customary in connection with the arrangement of any debt financing (the “Debt Financing”) and, if requested by Parent, facilitating Parent’s engagement with the Company’s lenders in connection with seeking the Change of Control Amendment, in each case, in connection with the transactions contemplated by this Agreement as may be reasonably requested by the Parent Parties, including (i) furnishing Parent and its financing sources with existing historical financial and other existing pertinent information regarding the Company and the Company Subsidiaries that is necessary or customary for such Debt Financing or for Parent to obtain the Change of Control Amendment as may be reasonably requested by Parent, solely to the extent required to be delivered under the Company Credit Facilities (the “Required Information”), (ii) permit the Parent Parties and their Representatives to conduct surveys, appraisal and engineering inspections, and non-invasive environmental site assessments without any sampling or testing (e.g., a Phase I environmental site assessment), of each real estate property owned and, subject to obtaining required third party consents with respect thereto, if required (which the Company shall use commercially reasonable efforts to obtain), leased by the Company or any of the Company Subsidiaries (provided, however, that (A) neither the Parent Parties, any Financing Source, their respective Representatives, nor any other Person shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property without the prior written consent of the Company (which consent may be withheld, conditioned or delayed in the Company’s sole and absolute discretion), (B) the Parent Parties shall schedule and coordinate all inspections with the Company in accordance with Section 7.2, and (C) the Company shall be entitled to have representatives present at all times during any such inspection), (x) delivering to Parent documentation and other information reasonably requested prior to the Closing Date by any Debt Financing Source under applicable “know-your-customer” and anti-money laundering rules and regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230), and (xi) delivering to Parent (A) at least three (3) Business Days prior to the Closing Date, drafts of the Debt Financing Deliverables and (B) at least one (1) Business Day prior to the Closing Date, the Debt Financing Deliverables.  If however, the relevant lenders agree to the Change of Control Amendment and the Company (at the prior written direction of Parent) and such relevant lenders each execute and deliver the Change of Control Amendment at or prior to Closing, then the Debt Financing Deliverables with respect to the Company Credit Facilities shall not be required to be delivered.

(g)       Notwithstanding anything to the contrary in this Section 7.17 or any other provisions of this Agreement, (A) prior to the Closing, none of the Company and any of the Company Subsidiaries shall have any responsibility for, or incur any liability to, any Person under, or in connection with the transactions contemplated by, any of the Financing Commitments, the Financing Agreements or the Change of Control Amendment (if any) and any certificate, document or instrument relating to the Financings, including giving any representations and warranties to any third parties (except for any customary authorization letter in connection with the Debt Financing) or indemnification thereof, (B) none of the Company or any of the Company Subsidiaries shall be required to take any action (i) under, or in connection with the transactions contemplated by, any agreement, certificate, document or instrument relating to the Financings or the Change of Control Amendment (if any) that is not contingent upon the Closing Date (including the entry into any agreement that is effective before the Closing Date), (ii) that would reasonably be expected to cause any manager, director, officer, or employee of the Company or any of the Company Subsidiaries to incur any personal liability relating to the Financings, (iii) that will conflict with or violate its Organizational Documents, any Company Material Contract or any applicable Laws, (iv) result in the loss of attorney-client privilege or other similar legal privilege or (V) that would cause any condition to the Closing to fail to be satisfied or otherwise cause any material breach of this Agreement, (C) the pre-Closing board of directors (or similar governing body) of the Company and any of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financings are obtained (unless such directors will remain directors upon Closing), (D) none of the Company and any of the Company Subsidiaries shall be required to execute any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financings that are effective prior to the Closing, (E) none of the Company or any of the Company Subsidiaries shall be required to take any corporate actions that are effective prior to the Closing to permit the consummation of the Financings, (F) none of the Company or any of the Company Subsidiaries shall be required to engage in any cooperation that would unreasonably and materially interfere with the normal ongoing operations of the Company or the Company Subsidiaries, (G) none of the Company or any of the Company Subsidiaries shall be required to consent to the pre-filing of UCC-1s or the grant of liens on the Company’s or the Company Subsidiaries’ assets prior to the Closing Date, (H) none of the Company or any of the Company Subsidiaries shall be required to deliver any projections, pro forma financial information or any other forward-looking information to any third parties; provided that this clause (H) shall in no way limit the Company’s obligation to cooperate in the preparation of such pro forma financial information by Parent to the extent required in the immediately preceding sentence, (i) none of the Company or any of the Company Subsidiaries shall be required to deliver any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date of this Agreement, and (J) none of the Company or any of the Company Subsidiaries shall be required to deliver any legal opinions or accountants’ cold comfort letters or reliance letters.  Parent shall, promptly upon demand by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with such cooperation (other than in respect to the Required Information and other information that would be prepared notwithstanding the assistance contemplated hereby).  The Parent Parties shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all actual liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financings and any information utilized in connection therewith, except to the extent arising from (i) any material inaccuracy of any historical information furnished in writing by or on behalf of the Company or any of its respective Subsidiaries, including financial statements, or (ii) the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or any of their respective employees or Representatives.

(h)         Notwithstanding anything to the contrary in this Section 7.17 or any other provisions of this Agreement, in no event shall the reasonable best efforts of Parent be deemed or construed to require any Parent Party to, and no Parent Party shall be required to seek equity financing from a Person other than the Equity Funding Sources or in an amount in excess of the Equity Funding as of the date hereof.
(i)          Subject to Section 7.2(b), all non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to Section 7.17(e) shall be kept confidential in accordance with the Nondisclosure Agreement, and Parent shall be liable for any breach of this provision or the Nondisclosure Agreement by Parent or any of its Representatives to the same extent as if the breach had been committed directly by Parent.
(j)          The Company hereby consents, on behalf of itself and the Company Subsidiaries, to the customary and reasonable use of the logos relating to the Company solely in connection with the Debt Financing for purposes of inclusion in customary marketing materials in connection with the syndication of such Debt Financing and inclusion in any customary “tombstones” describing the Debt Financing; provided, that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or the Company Subsidiaries’ reputation or goodwill.

(k)         For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 7.17 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with any indebtedness, financing or the arrangement of any modifications thereto (including, for the avoidance of doubt, the Financing and the Change of Control Amendment (if any)) to be obtained by any of the Parent Parties or any of their respective Affiliates with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement shall be deemed to expand or modify such obligations.  Without in any way expanding or amending the remedies available under Article 9 or Section 10.12, in no event shall the receipt or availability of any Debt Financing or the Change of Control Amendment (if any) by any of the Parent Parties or any of their respective Affiliates or any other financing be a condition to any obligations of any of the Parent Parties to consummate the Merger under this Agreement.

(l)         Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 8.2(b), as applied to the Company Parties’ obligations under this Section 7.17, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a result of the Company Parties’ material breach of their obligations under this Section 7.17.

ARTICLE 8
CONDITIONS

Section 8.1         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the Parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by this Agreement at the Closing are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a)          Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter.

(b)         No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Merger.

Section 8.2          Conditions to Obligations of the Parent Parties.  The obligations of the Parent Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement at the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a)      Representations and Warranties.  (i) The representations and warranties set forth in Section 4.1(a) and Section 4.1(b) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (except Section 4.3(a) and the first sentence of Section 4.3(c)), Section 4.4(Authority), Section 4.22 (Opinion of Financial Advisor), Section 4.23 (Approval Required), and Section 4.24 (Brokers), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 4.3(a) and the first sentence of Section 4.3(c) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (iii) the representations and warranties set forth in Section 4.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing and (iv) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of the immediately foregoing clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Performance of Covenants and Obligations of the Company.  The Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed or complied by it under this Agreement at or prior to the Closing.

(c)          Material Adverse Change.  There shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a Company Material Adverse Effect.

(d)         Delivery of Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by the chief executive officer and chief financial officer of the Company, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been and are satisfied.

(e)         Opinion Relating to REIT Qualification.  The Company and the Parent shall have received the written opinion of Venable LLP, or such other law firm as may be reasonably approved by Parent, on which Parent shall be entitled to rely and dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, with such changes thereto as are mutually agreeable to Parent, Merger Sub, and the Company, such agreement not to be unreasonably withheld, to the effect that for all taxable periods commencing with the taxable year ended December 31, 2019 through and including its short taxable year that ends on the Closing Date, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter in substantially the form attached hereto as Exhibit A).

Section 8.3          Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement at the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing, of the following additional conditions:

(a)       Representations and Warranties.  (i) The representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.6 (Brokers), Section 5.7 (Available Funds; Guarantee), Section 5.8 (Solvency) and Section 5.10 (No Vote of Parent Equityholders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (ii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Performance of Covenants or Obligations of Parent Parties.  Each of the Parent Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed or complied by it under this Agreement at or prior to the Closing.

(c)          Material Adverse Change.  On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a Parent Material Adverse Effect.

(d)         Delivery of Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its duly authorized officer on behalf of the Parent Parties, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

ARTICLE 9
TERMINATION AND FEES

Section 9.1      Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, notwithstanding the receipt of the Company Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)          by mutual written consent of each of Parent and the Company;

(b)          by either Parent or the Company:

(i)           if the Merger shall not have been consummated on or before January 19, 2027 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)       if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Merger, and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the primary cause of, or primarily resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority; or

(iii)      if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Agreement and the Merger was taken.

(c)          by Parent:

(i)          if the Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied as of the Closing if the Closing were then to occur (a “Company Terminating Breach”), and (B) is not cured by, and has not been satisfied or waived by, the earlier of (A) thirty (30) days following the delivery of written notice thereof from Parent to the Company and (B) two (2) Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)        if, prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof shall have effected an Adverse Recommendation Change.

(d)          by the Company:

(i)          if any of the Parent Parties shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (it being understood that a breach of the Nondisclosure Agreement shall not constitute a breach, violation or failure to perform by the Parent Parties of any covenant or agreement set forth in this Agreement and shall be governed by the terms of such Nondisclosure Agreement), which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied as of the Closing if the Closing were then to occur (a “Parent Terminating Breach”), and (B) is not cured by, and has not been satisfied or waived by, the earlier of (x) thirty (30) days following the delivery of written notice thereof from the Company to Parent and (y) two (2) Business Days prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)          prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance, and subject to compliance in all material respects, with Section 7.3(d); provided, however, substantially concurrently with the occurrence of such termination, the payment required by Section 9.3(b)(iii) shall be made in full to Parent and the Alternative Acquisition Agreement shall be entered into with respect to such Superior Proposal, and in the event that such payment is not substantially concurrently made and such Alternative Acquisition Agreement is not substantially concurrently entered into, such termination shall be null and void; or

(iii)         if (A) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 9.1(d)(iii) if the Closing were to occur on the date of such notice) have been satisfied or, to the extent permitted by applicable Law and this Agreement, expressly and specifically waived by Parent in writing, (B) on or after the date the Closing should have occurred pursuant to Section 2.2, the Company has irrevocably confirmed in a written notice to Parent that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company is prepared to consummate the Closing, and (C) the Parent Parties fail to consummate the Closing on or before the third (3rd) Business Day after delivery of the notice referenced in clause (B) of this Section 9.1(d)(iii), and the Company was prepared to consummate the Closing through the end of such three (3) Business Day period.

Section 9.2          Notice of Termination; Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, except that the Nondisclosure Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), the reimbursement and indemnification obligations of Section 7.17(g) (Parent Financing), this Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Fees and Expenses), and Article 10 (General Provisions), other than specific performance of any obligations to consummate the Closing pursuant to Section 10.12, and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided, that, subject to Section 9.3, no such termination shall relieve any Party from any monetary liability or damages resulting from any knowing and intentional fraud in the making of any representation or warranty in this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement occurring prior to such termination of this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity, including in the case of a breach by any of the Parent Parties, liability to the Company for damages, determined taking into account all relevant factors. For purposes of the foregoing, “willful and material breach” means a material breach that is a consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement (it being understood that the failure of the Company, on the one hand, or any of the Parent Parties, on the other hand, to consummate the Merger when required under the terms of this Agreement and the other Party(ies) stood ready, willing and able to consummate the Merger at such time will constitute a willful and material breach).

Section 9.3          Fees and Expenses.

(a)         Except as otherwise provided in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b)         In the event that:

(i)          (A)(x) this Agreement is terminated by Parent pursuant to Section 9.1(c)(i), and after the date of this Agreement and prior to the breach giving rise to such right of termination, an Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Company Board and not withdrawn prior to the date of any such termination of this Agreement, or (y) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(iii), and after the date of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Company’s stockholders and not withdrawn prior to the date of the Company Stockholder Meeting, and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal is consummated or the Company enters into an Alternative Acquisition Agreement that is later consummated;

(ii)          this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii); or

(iii)         this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii);

then, in any such event, the Company shall pay to Parent the Company Termination Fee, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(ii), and (z) substantially concurrently with such termination, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(iii).  Notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee, together with any amounts due under Section 9.3(d), shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Company, the Company Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Company Termination Fee, no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby (other than pursuant to Section 7.4 (Public Announcements), Section 9.3(a) (Fees and Expenses), and Article 10 (General Provisions), other than specific performance of any obligations to consummate the Closing pursuant to Section 10.12, and the definitions of all defined terms appearing in such sections).  “Company Termination Fee” means $55,746,219.

(c)         In the event that this Agreement is terminated (i) by the Company pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii) or (ii) by Parent or the Company pursuant to Section 9.1(b)(i) and the Company was then entitled to terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then, in any such event, subject to Section 9.4, Parent shall pay to Company the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  Subject to Section 9.4, payment of the Parent Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Company as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof).  Notwithstanding anything in this Agreement to the contrary, in the event that the Parent Termination Fee becomes payable, then payment to Company of the Parent Termination Fee (subject to and in accordance with Section 9.4), together with any amounts due under Section 9.3(d), shall be the sole and exclusive remedy of the Company Parties as liquidated damages for any and all losses or damages of any nature against the Parent Parties and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Parent-Related Parties”) in respect of or in connection with this Agreement, the Financing Commitments, the Guarantee, or any other agreement or document executed in connection herewith or therewith and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Parent Termination Fee (subject to and in accordance with Section 9.4) no Parent-Related Party shall have any further liability or obligation relating to or arising out of or in connection with this Agreement, the Financing Commitments, the Guarantee, or any other agreement or document executed in connection herewith or therewith and the transactions contemplated hereby and thereby (other than pursuant to the Nondisclosure Agreement from and after the date thereof and in accordance with the terms thereof and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), the reimbursement and indemnification obligations of Section 7.17(g), Section 9.3(a) (Fees and Expenses), and Article 10 (General Provisions), other than specific performance of any obligations to consummate the Closing pursuant to Section 10.12, and the definitions of all defined terms appearing in such sections). “Parent Termination Fee” means $152,035,142.  Notwithstanding the foregoing or anything to the contrary in this Agreement, under no circumstances will (x) the collective monetary damages or other amounts payable by or liability of the Parent Parties and the other Parent-Related Parties for breaches (including any willful and material breach or fraud) in connection with, relating to or arising out of this Agreement (including any payment of the Parent Termination Fee or any amounts due under Section 9.3(d) and the Guarantee) exceed an aggregate amount for all such breaches equal to the amount of the Parent Termination Fee plus any amounts due under Section 9.3(d) and (y) the Company or any Company Parties be entitled to (A) receive payment of both damages under this Agreement and the Parent Termination Fee or (B) receive both (I) an order for specific performance or other equitable remedy, in each case, to cause the consummation of the Merger and (II) the Parent Termination Fee.

(d)        Each of the Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement.  If the Company fails promptly to pay any amounts due pursuant to Section 9.3(b), or Parent fails to promptly pay any amounts due pursuant to Section 9.3(c), as applicable, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the other party for the amounts set forth in Section 9.3(b) or Section 9.3(c), as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as applicable, its reasonable and documented out of pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) from the date of termination of this Agreement at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1% (collectively, the “Enforcement Expenses”); provided, however, that in no event will the Enforcement Expenses payable by Parent, on the one hand, or the Company, on the other hand, exceed $3,000,000.

Section 9.4           Payment of Amount or Expense.

(a)         In the event that Parent is obligated to pay the Parent Termination Fee pursuant to Section 9.3(c) (the “Section 9.3 Amount”), Parent shall pay to the Company from the applicable Section 9.3 Amount deposited into escrow, if any, in accordance with the next sentence, an amount equal to the lesser of (i) the Section 9.3 Amount and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (B) in the event the Company receives either (x) a letter from the Company’s outside counsel indicating that the Company has received a ruling from the IRS described in Section 9.4(b)(ii) or (y) an opinion from the Company’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the Section 9.3 Amount, less the amount payable under the immediately preceding clause (i).  To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Section 9.3 Amount with an escrow agent selected by the Company and on such terms (subject to Section 9.1) as shall be mutually agreed upon by the Company, Parent and the escrow agent as reflected in an escrow agreement among such parties; provided that the payment or deposit into escrow shall be at the Company’s option.  The payment or deposit into escrow of the Section 9.3 Amount pursuant to this Section 9.4(a) shall be made at the time Parent is obligated to pay the Company such amount pursuant to Section 9.3(c) by wire transfer of same day funds.

(b)       The escrow agreement with respect to the Section 9.3 Amount shall provide that the Section 9.3 Amount in escrow or any portion thereof shall not be released to the Company, and the Company shall not be entitled to such amount, unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code in such year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company, or (ii) a letter from the Company’s counsel indicating that the Company received a ruling from the IRS holding that the receipt by the Company of the Section 9.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Section 9.3 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Section 9.3 Amount to the Company.  Parent agrees to amend this Section 9.4 at the reasonable request of the Company in order to (x) maximize the portion of the Section 9.3 Amount that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 9.4 or (z) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4.  Parent shall be deemed to have satisfied its obligations pursuant to this Section 9.4 (and, thereby, Section 9.3) so long as it deposits into escrow the Section 9.3 Amount, notwithstanding any delay or reduction in payment to the Company, and shall have no further liability with respect to payment of the Section 9.3 Amount.  The portion of Section 9.3 Amount that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4. The Company shall fully indemnify Parent and hold Parent harmless from and against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by it resulting directly or indirectly from the escrow agreement and this Section 9.4.

ARTICLE 10
GENERAL PROVISIONS

Section 10.1      Nonsurvival of Representations and Warranties and Certain Covenants.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing.  The covenants that are to be performed prior to or at the Closing, including any rights arising out of any breach of such covenants, shall terminate at the Closing.  This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance, in whole or in part, after the Closing, which shall survive the Closing in accordance with its terms.

Section 10.2        Notices.  All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (A) if delivered in person, on the date delivered, (B) if sent by electronic mail, on the same day it was received, provided, that sender of such email does not receive a notice of failure to deliver and the subject line of such email states that it is a notice delivered pursuant to this Agreement, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery).  For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.  All notices, requests, claims, consents, demands and other communications under this Agreement shall be delivered to the following street addresses, or email addresses (or at such other street address, or email address for a Party as shall be specified by like notice):

if to the Company to:

Sila Realty Trust, Inc.
1001 Water Street, Suite 800
Tampa, FL 33602
Attn:      Michael A. Seton
Kay C. Neely
Email:	[***] [***]

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
Attn:      Michael McTiernan
Katherine Keeley
Email:    michael.mctiernan@hoganlovells.com,
katherine.keeley@hoganlovells.com
if to Parent to:

c/o Blue Owl Real Estate Capital LLC
150 North Riverside Plaza, 37th Floor
Chicago, Illinois 60606
Attn:  Asset Management
Email:  [***]

with copies (which shall not constitute notice) to:
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
Attn:  Richard Campbell, P.C.; David Rosenberg, P.C.
Email:  richard.cambpell@kirkland.com, david.rosenberg@kirkland.com

and

Kirkland & Ellis LLP
98 S.E. 7th Street, Suite 700
Miami, Florida 33131
Attn:  Matthew Arenson, P.C.; Lee Blum
Email:  matthew.arenson@kirkland.com; lee.blum@kirkland.com

Section 10.3      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present, future applicable Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision does not comprise a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4       Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic delivery or otherwise) to the other Parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in .pdf format, by Docusign or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5     Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including any Exhibit, schedule, annex, the Company Disclosure Letter and the Parent Disclosure Letter), the Guarantee and the Nondisclosure Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for (i) if the Closing occurs, the provisions of Article 3 (which, from and after the Effective Time, shall be for the benefit of the holders of the Company Common Stock and Company Equity Awards immediately prior to the Effective Time, as applicable), (ii) if the Closing occurs, the provisions of Section 7.5 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties), (iii) following the valid termination of this Agreement pursuant to Article 9 and subject to Section 9.2 and Section 9.3, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company and holders of Company Equity Awards (each of which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable), to pursue damages in accordance with and solely to the extent permitted by this Agreement in the event of a breach by any of the Parent Parties of this Agreement, it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any obligations of any of the Parent Parties, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such stockholders of the Company and holders of Company Equity Awards, (iv) the Debt Financing Sources with respect to the provisions set forth in Section 10.13; and (v) Blue Owl Real Estate Capital LLC with respect to each consent, waiver and modification to the Nondisclosure Agreement set forth in this Agreement and (vi) the Parent-Related Parties and the Investor/Parent Affiliates pursuant to Section 9.3(c) and Section 10.15.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6        Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the Company Board and the Parent Members, respectively, at any time before or after receipt of the Company Stockholder Approval and prior to the Closing; provided, that after the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of the Company Common Stock, or which by applicable Law requires the further approval of the stockholders of the Company without such further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the Company and Parent.

Section 10.7        Extension; Waiver.  At any time prior to the Effective Time, the Parties may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights and no single or partial exercise of any such right shall preclude any other or further exercise thereof or of any other right.

Section 10.8       Governing Law.  Subject to Section 10.13, this Agreement, and all Actions (whether in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to any choice or conflict of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.  Notwithstanding the foregoing, the Guarantee, the Equity Funding Letter and all Actions arising out of or related to the Guarantee and the Equity Funding Letter, shall not be subject to this Section 10.8 and shall be governed by, and construed in accordance with, the terms set forth therein.

Section 10.9      Consent to Jurisdiction.  Subject to Section 10.13, each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction and forum of the United States District Court for the District of Maryland, Northern Division or, if that court does not have jurisdiction, in the Circuit Court of Baltimore City, Maryland (collectively, the “Chosen Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) not to commence any action, suit or proceeding relating thereto except in the Chosen Courts, (d) that it waives any objection to the laying of venue of any Action in the Chosen Courts and agrees not to plead or claim in the Chosen Courts that such litigation brought therein has been brought in any inconvenient forum, (e) that service of any process, summons, notice or document by registered mail to such Party’s address set forth in Section 10.2 shall be effective service of process for any action, suit or proceeding brought against it in any such court and further agrees, in the case of any action relating to this Agreement or the transactions contemplated hereby in the Chosen Courts, (f) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Chosen Courts and (g) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably and unconditionally agrees to request or consent to the assignment of any Action to the Chosen Courts and in the event that any Action is filed in any Maryland state court, to jointly request an assignment to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland.  Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Chosen Courts as provided by Law. Each Party agrees that service of process may be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service and that service made pursuant to this sentence shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.  Notwithstanding the foregoing, the Guarantee and the Equity Funding Letter shall not be subject to this Section 10.9 and shall be governed by, and construed in accordance with, the terms set forth therein.

Section 10.10     Waiver of Jury Trial.  EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR ACTION WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING IN CONNECTION WITH ANY DEBT FINANCING).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties and any attempt to make any such assignment without such consent shall be null and void; provided, that, each of the Parent Parties may assign any of their rights or obligations hereunder to any of its Affiliates without the prior written consent of the Company, but no such assignment shall (i) relieve such Parent Party of any liability or of its obligations hereunder; (ii) impede or delay the consummation of the Merger; or (iii) be permitted less than three (3) Business Days before the mailing of the Proxy Statement if assignment in such case would reasonably be expected (in the Company’s sole reasonable discretion) to require an amendment or supplement to the Proxy Statement mailed to the Company stockholders; provided, further, that of the Parent Parties may collaterally assign, in whole or in part, without the consent of any other Party, its rights and interests under this Agreement to any Debt Financing Source (but in no event shall such lender be required or deemed to assume any obligation of the Parties hereunder).  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 10.11 shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.12    Specific Performance.  Except as otherwise provided herein, any and all remedies conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement, including the Parties’ obligations to consummate the Merger and the obligation of any of the Parent Parties to pay, and the right of the holders of Company Common Stock and Company Equity Awards to receive the aggregate Per Share Merger Consideration and aggregate Share Award Payments, pursuant to the Merger, subject to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or a remedy at Law (including the Parties’ obligations to consummate the Merger and the obligation of any of the Parent Parties to pay, and the right of the holders of Company Common Stock and Company Equity Awards to receive, the Merger Consideration and the aggregate Share Award Payments pursuant to the Merger, subject to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity.  Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security to obtain equitable relief.  Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company, on the one hand, nor any of the Parent Parties, on the other hand, would have entered into this Agreement.  For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.12 and the payment of damages as contemplated by Section 9.2 and permitted by Section 9.3, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Merger occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

Section 10.13      Debt Financing Sources.  Notwithstanding anything in this Agreement to the contrary, each Party on behalf of itself and each of its Affiliates and their officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives hereby: (a) agrees that any legal action (whether at Law or in equity, whether in contract or in tort or otherwise), involving the Debt Financing Sources, arising out of or relating to this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York state court or federal court of the United States of America, in each case, sitting in the Borough of Manhattan in the City of New York and any appellate court thereof (each such court, the “Debt Financing Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such courts and agrees that any such dispute shall be governed by, and construed in accordance with, the laws of the State of New York, except as otherwise set forth in any Debt Financing documentation, (b) agrees not to bring or support or permit any of its Affiliates or their officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the state courts or federal courts of the United States sitting in the Borough of Manhattan in the City of New York, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, any Debt Financing or any of the agreements entered into in connection with any Debt Financing, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Debt Financing Sources will have any liability to any Company Entity relating to or arising out of this Agreement, any Debt Financing, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that no Company Entity shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether at Law or in equity, whether in Contract or in tort or otherwise), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, any Debt Financing, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; provided, that this clause (e) shall not operate as a release or waiver with respect to any such liability or claims relating to or arising out of the definitive financing documents evidencing any Debt Financing to which any Company Entity becomes party to following the consummation of the Merger, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law any rights or claims against any Debt Financing Sources in any way arising out of or relating to, this Agreement, any Debt Financing or any of the agreements entered into in connection with any Debt Financing, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (g) agrees (i) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 10.13 or Section 7.17 (or the definitions of any terms used in this Section 10.13) and (ii) to the extent any amendments to any provision of this Section 10.13, Section 10.5, Section 10.6, Section 10.10 or Section 10.11 (or, solely as they relate to such Section, the definitions of any terms used in this Section 10.13, Section 10.5, Section 10.6, Section 10.10 or Section 10.11) are materially adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources and any purported amendment or waiver by any Party in a manner which does not comply with this Section 10.13 will be null and void.

Section 10.14      Authorship.  The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party.

Section 10.15     Non-Recourse Parent Parties.  Except for claims for knowing and intentional fraud in the making of any representations or warranties in this Agreement, the Equity Funding Letter or the Limited Guarantee, in no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled in connection with this Agreement to seek or obtain, any monetary recovery or monetary award against any Investor/Parent Affiliate (as defined in the Equity Funding Letter, which excludes, for the avoidance of doubt, each of the Guarantor, Parent and Merger Sub) with respect to this Agreement, the Equity Funding Letter or the Guarantee or the transactions contemplated hereby and thereby (including any breach by any Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or  from the Guarantors to the extent expressly provided for in the Guarantee and the Equity Funding Letter.  Notwithstanding anything to the contrary in this Section 10.15, (i) nothing in this Section 10.15 shall limit the Company’s right to seek specific performance, injunctive relief, or other equitable remedies pursuant to Section 10.12, including the Company’s right to seek specific performance to cause the Equity Financing to be funded pursuant to and in accordance with the Equity Funding Letter and the Company’s rights as an intended third-party beneficiary thereunder; (ii) nothing in this Section 10.15 shall limit the Company’s right to seek to enforce the terms of the Guarantee to cause the Guarantor to provide funds to Parent to pay (A) any valid final Order against Parent or Merger Sub requiring any payment by such Party of the Parent Termination Fee or monetary damages to the extent payable pursuant to, and subject to the limitations set forth in, Section 9.3 and the Guarantee and (B) payment by Parent of Parent’s  indemnification, payment and reimbursement obligations pursuant to Section 7.17(g) (Parent Financing); and (iii) nothing herein shall limit any remedies the Company may have under the Nondisclosure Agreement or any other ancillary document to which it is a party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

SUNSHINE ULTIMATE PARENT LLC

By:	/s/ Michael Reiter
Name: Michael Reiter
Title: Chief Operating Officer

SUNSHINE HOLDING REIT LLC

By:	/s/ Michael Reiter
Name: Michael Reiter
Title: Chief Operating Officer

[Signature Page to the Agreement and Plan of Merger]

SILA REALTY TRUST, INC.

By:	/s/ Michael A. Seton
Name: Michael A. Seton
Title: President and Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Exhibit A

Form of Company Tax Representation Letter

Exhibit B

Form of Company REIT Qualification Opinion